Exhibit 99.1

CREDICORP

2Q/2024

Milagros Cigüeñas

Roxana Mossi
Fernando Castillo, CFA
Andrea Sertzen, FRM
Fernando Salgado
Zeljko Janzic
Juan Carlos Benites
Pia Noblecilla

investorrelations@credicorpperu.com

|	Earnings Release 2Q / 2024	Analysis of 2Q24 Consolidated Results

Table of Contents

Operating and Financial Highlights	03

Senior Management Quotes	04

Second Quarter 2024 Earnings Conference Call	05

Summary of Financial Performance and Outlook	06

Financial Overview	11

Credicorp’s Strategy Update	12

Analysis of 2Q24 Consolidated Results

01	Loan Portfolio	16

02	Deposits	19

03	Interest Earning Assets and Funding	22

04	Net Interest Income (NII)	23

05	Portfolio Quality and Provisions	27

06	Other Income	31

07	Insurance Underwriting Results	34

08	Operating Expenses	36

09	Operating Efficiency	38

10	Regulatory Capital	39

11	Economic Outlook	41

12	Appendix	45

|	Earnings Release 2Q / 2024	Analysis of 2Q24 Consolidated Results

Operating and Financial Highlights

Credicorp Ltd. Reports Financial and Operating Results for 2Q24

Delivered ROE of 16.2% in 2Q24 and 17.6% in 1S24; on track to meet 2024 ROE guidance of around 17% as loans resume growth in an improved macro backdrop

Resilient Risk-Adjusted NIM despite decreasing local rates, supported by favorable balance sheet dynamics, disciplined interest rate management, and leading low-cost deposit base

Diversified income sources with YoY increases of 8.2% in Net Interest Income (NII), and 16.7% in Other Core Income

Yape surpassed break-even in May 2024 ahead of Company expectations and has become the top-of-mind brand across any industry in Peru

Lima, Peru – August 8, 2024 – Credicorp Ltd. (“Credicorp” or “the Company”) (NYSE: BAP | BVL: BAP), the leading financial services holding company in Peru with a presence in Chile, Colombia, Bolivia, and Panama today reported its unaudited results for the quarter ended June 30, 2024. Financial results are expressed in Soles and are presented in accordance with International Financial Reporting Standards (IFRS).

2Q24 OPERATING AND FINANCIAL HIGHLIGHTS

●	Net Income attributable to Credicorp totaled S/1,339.1 million, which represented a drop of 11.4% QoQ and 4.4% YoY. In this context, ROE for the quarter stood at 16.2% compared to 18.2% in 1Q24 and 18.6% in 2Q23.

●	Total Loans, measured in average daily balances (ADB) resumed growth by increasing 1.3% QoQ and 0.2% YoY. Sequential growth, which was driven mainly by higher demand in Wholesale lending and to a lesser extent by growth in Retail loans at BCP, more than offset a contraction at Mibanco.

●	Total Deposits increased 2.8% QoQ and 6.0% YoY, driven by growth in Low-Cost Deposits. Low-Cost Deposits accounted for 68.2% of total deposits and remain the main source of funding.

●	Provisions increased 34.2% QoQ, impacted by a base effect given that last quarter, FEN provisions were reversed. If we isolate the impact of this effect, provisions increased 2.4% QoQ mainly driven by Mibanco, which has been hard hit by the credit cycle in Peru. This evolution was partially offset by a drop in provisions at BCP. The Cost of Risk rose 76 bps QoQ (+5 bps when isolating the impact of reversals in 1Q24) and 81 bps YoY to stand at 3.0%.

●	NPL Ratio declined 24 bps QoQ to stand at 6.0%. This evolution is explained by a reduced NPL ratio at BCP driven by an uptick in loan origination. This dynamic was partially offset by an increase at Mibanco, due to higher delinquencies amid a loan portfolio contraction.

●	Core Income rose 3.9% QoQ and 10.5% YoY. The interannual expansion was driven by an 8.2% increase in NII, associated with the repricing of retail loans at BCP in line with the higher cost of risk as well as the repricing of the U.S. dollar book. Additionally, Other Core Income increased 16.7% YoY mainly fueled by BCP through: (i) Yape, (ii) core transactional services at the bank, and iii) an uptick in FX transactions through digital channels.

●	Insurance Underwriting Results increased 13.1% QoQ and 6.4% YoY. YoY growth was driven by a decrease in Insurance Service Expenses due to lower claims, particularly via the Life business.

●	Efficiency Ratio for 1S24 improved 19 bps YoY to 44.3%, mainly reflecting positive operating leverage. Operating expenses increased 9.2% YTD. Disruptive initiatives expenses at Credicorp, which accounted for 11.7% of total expenses at the holding level, rose 29.2%.

●	Yape reached break-even in May, with revenues for the quarter up 2.5x YoY driven by growth across its three main business lines: payments, financial and marketplace. Monthly Active Users rose to 12.3 million in 2Q24, with 77% contributing to fee income (vs 75% in 1Q24).

●	Capital base remains strong. IFRS CET1 Ratio at BCP stood at 12.1% at quarter-end, down 74 bps QoQ, driven by growth in RWAs. IFRS CET1 Ratio at Mibanco stood at 16.7% at quarter-end, after increasing 12 bps QoQ.

|	Earnings Release 2Q / 2024	Analysis of 2Q24 Consolidated Results

Senior Management Quotes

SENIOR MANAGEMENT QUOTES

|	Earnings Release 2Q / 2024	Analysis of 2Q24 Consolidated Results

Second Quarter 2024 Earnings Conference Call

SECOND QUARTER 2024 EARNINGS CONFERENCE CALL

Date: Friday, August 9th, 2024

Time: 10:30 am ET (9:30 am Lima, Perú)

Hosts: Gianfranco Ferrari – Chief Executive Officer, Alejandro Perez Reyes - Chief Financial Officer, Francesca Raffo – Chief Innovation Officer, Cesar Rios - Chief Risk Officer, Diego Cavero – Head of Universal Banking, Cesar Rivera - Head of Insurance and Pensions, Carlos Sotelo - Mibanco CFO and Investor Relations Team.

To pre-register for the listen-only webcast presentation use the following link:
https://dpregister.com/DiamondPassRegistration/register?confirmationNumber=10190970&linkSecurityString=fd1637 0f96

Callers who pre-register will be given a conference passcode and unique PIN to gain immediate access to the call and bypass the live operator. Participants may pre-register at any time, including up to and after the call start time.

Those unable to pre-register may dial in by calling:

1 844 435 0321 (U.S. toll free)

1 412 317 5615 (International)

Participant Web Phone: Click Here

Conference ID: Credicorp Conference Call

The webcast will be archived for one year on our investor relations website at:
https://credicorp.gcs-web.com/events-and-presentations/upcoming-events

For a full version of Credicorp´s First Quarter 2024 Earnings Release, please visit:
https://credicorp.gcs-web.com/financial-information/quarterly-results

|	Earnings Release 2Q / 2024	Analysis of 2Q24 Consolidated Results

Loans in average daily balances (ADB)

After a challenging first quarter, total loans began to show signs of recovery. Total loans measured in average daily balance increased 1.3% QoQ to stand at S/142,253 million. This evolution was driven mainly by: (i) Corporate Banking at BCP, which experienced an uptick in demand and (ii) SME Business, after a weak first quarter. Growth this quarter was partially offset by a contraction in Mibanco, Middle Market Banking, and SME-Pyme.

YoY, the increase in total loans stood at 0.2%, driven primarily by: (i) Mortgage at BCP, (ii) Middle Market Banking at BCP, and (iii) BCP Bolivia. This inter-annual loan growth was partially offset by a decrease in the loan balance, which was driven by Mibanco, SME-Pyme, SME Business, and Corporate Banking.

YTD, loans in ADB dropped 1.5%, mainly via decreases in Corporate Banking and Mibanco.

The Government Loan portfolio (GP) represented 1.5% of total loans this quarter and was concentrated in the SME-Pyme and SME Business segments at BCP.

Deposits

Our deposit base, measured in quarter-end balances, expanded 2.8% YoY. This evolution was driven by growth in Demand and Savings Deposits (Low-cost Deposits) and partially offset by a drop in Time Deposit balances.

YoY, the deposit base grew 6.0%. This evolution was driven by Low-cost deposits, which increased 11.0% and accounted for 68.2% of total deposits at quarter-end.

At BCP, the Liquidity Coverage Ratio (LCR) in PEN at 30 days currency stood at 170.1% under regulatory standards and 135.5% based on more stringent internal standards. On its part, the USD 30-day LCR stood at 151.6% and 118.4% under regulatory and more stringent internal standards, respectively.

Net Interest Income (NII) and Net Interest Margin (NIM)

NII increased 1.2% QoQ to stand at S/3,468 million. This evolution was driven primarily by a drop in Interest and similar expenses, in line with a decrease in the cost of the deposit mix via an uptick in low-cost deposit balances and a reduction in time deposit balances. Similar income and Yields, which rose on the back of an increase in income from loans, played a secondary role in growth in NII. In this context, NIM stood at 6.33% at quarter-end.

YoY, NII rose 8.2%, impacted primarily by: (i) repricing of our retail loans to reflect the current phase of the credit cycle, (ii) repricing of our US Dollar book, in line with an increase in FED rates and (iii) a positive

|	Earnings Release 2Q / 2024	Analysis of 2Q24 Consolidated Results

volume effect from the investment portfolio and Middle-Market loans. In this context, NIM rose 31 bps YoY.

Portfolio Quality and Cost of Risk

QoQ, the NPL balance increased by 0.3%, driven by Mibanco, where higher levels of non-performing loans were recorded, particularly in the Government Program portfolio and in the loan portfolio for vulnerable clients.

YoY, the NPL balance rose 9.0%, fueled by BCP. Growth in NPLs was led by (i) Consumer, where higher levels of refinancing were recorded; (ii) Wholesale, via refinancing for some corporate clients; and (iii) Mortgage, through growth in NPLs among vulnerable clients.

In this context, the NPL ratio stood at 6.0% at quarter-end. QoQ, the NPL ratio fell 24 bps, driven primarily by loan growth and by the same factors that fueled growth in NPLs over the period. YoY, the NPL ratio increased 33 bps, fueled mainly an increase in NPLs, via the factors described above, and partially offset by loan growth over the same period.

Provisions increased 34.2% QoQ, reflecting the impact of the reversal of the El Niño provisions in the prior quarter. After isolating this effect, provisions rose 2.4% QoQ, fueled by Mibanco and partially offset by BCP. At Mibanco, growth in provisions was mainly attributable to an increase in deterioration of old vintages, higher write-offs, and to a weakening in the payment capacities of vulnerable clients. At BCP, the provisions level dropped through: (i) Consumer, due to a drop in the volume of new refinancing loans, and (ii) Mortgage, through a strengthening in clients payment capacity. YoY, provisions rose 35.9%, driven primarily by BCP. The following dynamics were noteworthy: (i) SME, due to deterioration of payment capacity in vulnerable clients and (ii) Credit Cards, which registered a deterioration in clients’ payment behavior.

In this context, the Cost of Risk rose 3.0%. While the NPL Coverage Ratio stood at 95.0%.

|	Earnings Release 2Q / 2024

Other Income

Other Core Income1 rose 11.2% in QoQ, driven mainly by BCP. This evolution reflected growth in income via an uptick in transactions through Yape and growth in the volume of interbank transfers. In the YoY and YTD dynamics, Other Core Income increased 16.7%, fueled primarily by (i) BCP, which experienced solid growth in Fee Income, primarily through Yape and via an uptick in the transactions volume through credit cards and debit cards, and secondarily by (ii) Credicorp Capital, through growth in Fee Income.

Insurance Underwriting Result

The Insurance Underwriting Result rose 13.1% QoQ. This evolution was driven primarily by an improvement in the Reinsurance Result, primarily through P & C. It is worth mentioning that the Life business contributed to the higher Insurance Underwriting Result, mainly through lower Insurance Services Expenses.

YoY, the Insurance Underwriting Result increased 6.4%, which reflected a drop in the Insurance Service Expenses, primarily via AFP which experienced a decrease in survivorship claims.

YTD, the Insurance Underwriting Result was relatively stable (+0.3%).

1.	Other Core Income = Fee Income + Net Gain on FX Operations
2.	Totals may differ from the sum of the parts due to eliminations in PGA consolidation.

|	Earnings Release 2Q / 2024	Analysis of 2Q24 Consolidated Results

Efficiency

In 1H24, the Efficiency Ratio stood at 44.3%, which represented an improvement of 19 bps versus 1H23. This dynamic was driven by higher Core Income and supported by controlled growth in expenses.

1. See calculation formula in Annex 12.7

Net Income Attributable to Credicorp

In 2Q24, net income attributable to Credicorp totaled S/1,339.1 million, -11.4% QoQ -4.4% YoY. Net shareholders’ equity stood at S/32,414 million (-4.3% QoQ +7.9% YoY). In this context, ROE stood at 16.2%.

Contributions and ROE by subsidiary in 2Q24

(S/ million)

(1)	At BCP Stand Alone, the figure is lower than net income because it does not include gains on investments in other Credicorp subsidiaries (Mibanco).
(2)	At Mibanco, the figure is lower than net income because Credicorp owns 99.921% of Mibanco (directly and indirectly).
(3)	The Contribution of Grupo Pacífico presented here is higher than the earnings reported for Pacifico Seguros because it includes 100% of Crediseguros (including 48% under Grupo Credito).

|	Earnings Release 2Q / 2024	Analysis of 2Q24 Consolidated Results

Universal Banking

BCP reported solid results as economic activity rebounded accompanied and liquidity levels rose across the system. Growth in core income was noteworthy this quarter. Additionally, Net Interest Income increased 10.4% YoY, driven by i) repricing of our retail loan portfolio and ii) repricing of our US Dollar loan book. Other Core Income rose 16.7% YoY, fueled by growth in fee income, where Yape and core transactional business at BCP were major contributors. Provisions increased 29.1%, led by the SME- Pyme, Credit Cards and Mortgage segments.

Insurance and Pensions

Net income at Grupo Pacifico is very solid but nonetheless dropped 6.1% YoY, driven by an increase in Income Tax and growth in Interest Expenses through Life insurance contracts. This dynamic was partially offset by an increase in the Underwriting Result for the Life business.
Microfinance

Mibanco’s profitability was negatively affected by a loan contraction and high provisions. Both factors reflect the current phase of credit cycle in the microfinance industry. It is worth mentioning that the referred provisions were attributable to both a deterioration of payment performance and to a weakening in the payment performance of vulnerable clients. On the other hand, Net Interest Income increased 1.9%, mainly due to a drop in the cost of funding. Furthermore, Mibanco’s 1H24 efficiency ratio improved YoY, reflecting positive operating leverage.

Investment Banking and Advisory

The Investment Banking and Advisory LoB benefitted from an increase in inflows in the Capital Markets, in line with an uptick in client transactions and via growth in Wealth Management and Asset Management, which was driven by an increase in AUMs. These favorable dynamics are the result of our recent strategic decision to focus on recurring revenue businesses.

Outlook

We reaffirm our 2024 ROE guidance of around 17.0%. This expectation is based on resilient Risk-Adjusted NIM, solid growth in Other Core Income, and disciplined management of Operating Expenses, in a context of continued economic recovery.

|	Earnings Release 2Q / 2024	Analysis of 2Q24 Consolidated Results

Financial Overview

Credicorp Ltd.	Quarter			% change		Up to		% change
S/000	2Q23	1Q24	2Q24	QoQ	YoY	1H23	1H24	1H24 / 1H23
Net interest, similar income and expenses	3,204,156	3,426,123	3,468,464	1.2%	8.2%	6,336,245	6,894,587	8.8%
Provision for credit losses on loan portfolio, net of recoveries	(804,251)	(814,699)	(1,093,371)	34.2%	35.9%	(1,531,249)	(1,908,070)	24.6%
Net interest, similar income and expenses, after provision for credit losses on loan portfolio	2,399,905	2,611,424	2,375,093	-9.0%	-1.0%	4,804,996	4,986,517	3.8%
Other income	1,433,124	1,459,394	1,661,479	13.8%	15.9%	2,766,399	3,120,873	12.8%
Insurance underwriting result	296,564	279,062	315,500	13.1%	6.4%	592,905	594,562	0.3%
Total expenses	(2,195,304)	(2,279,317)	(2,465,354)	8.2%	12.3%	(4,322,212)	(4,744,671)	9.8%
Profit before income tax	1,934,289	2,070,563	1,886,718	-8.9%	-2.5%	3,842,088	3,957,281	3.0%
Income tax	(504,472)	(528,466)	(519,344)	-1.7%	2.9%	(997,938)	(1,047,810)	5.0%
Net profit	1,429,817	1,542,097	1,367,374	-11.3%	-4.4%	2,844,150	2,909,471	2.3%
Non-controlling interest	28,550	30,440	28,278	-7.1%	-1.0%	58,610	58,718	0.2%
Net profit attributable to Credicorp	1,401,267	1,511,657	1,339,096	-11.4%	-4.4%	2,785,540	2,850,753	2.3%
Dividends distribution, net of treasury shares effect (S/000)	1,994,037	-	2,791,652	n.a	40.0%	1,994,037	2,791,652	40.0%
Net income / share (S/)	17.6	19.0	16.8	-11.4%	-4.4%	35	36	2.3%
Dividends per Share (S/)	25	-	35	-	40.0%	25	35	40.0%
Loans	142,845,549	140,798,083	146,946,546	4.4%	2.9%	142,845,549	146,946,546	2.9%
Deposits and obligations	143,387,717	147,857,127	151,971,984	2.8%	6.0%	143,387,717	151,971,984	6.0%
Net equity	30,027,036	33,853,460	32,413,767	-4.3%	7.9%	30,027,036	32,413,767	7.9%
Profitability
Net interest margin(1)	6.02%	6.30%	6.33%	3 bps	31 bps	5.96%	6.31%	35 bps
Risk-adjusted Net interest margin	4.56%	4.85%	4.40%	-45 bps	-16 bps	4.57%	4.62%	5 bps
Funding cost(2)	2.91%	2.98%	2.86%	-12 bps	-5 bps	2.76%	2.90%	14 bps
ROE	18.6%	18.2%	16.2%	-207 bps	-240 bps	18.9%	17.6%	-130 bps
ROA	2.38%	2.52%	2.19%	-33 bps	-19 bps	2.37%	2.34%	-4 bps
Loan portfolio quality
Internal overdue ratio (3)	4.2%	4.4%	4.2%	-17 bps	5 bps	4.2%	4.2%	5 bps
Internal overdue ratio over 90 days	3.2%	3.3%	3.2%	-10 bps	0 bps	3.2%	3.2%	0 bps
NPL ratio (4)	5.6%	6.2%	6.0%	-24 bps	34 bps	5.6%	6.0%	34 bps
Cost of risk (5)	2.2%	2.3%	3.0%	76 bps	81 bps	2.1%	2.6%	51 bps
Coverage ratio of IOLs	133.1%	132.0%	134.0%	201 bps	95 bps	133.1%	134.0%	95 bps
Coverage ratio of NPLs	98.7%	93.5%	95.0%	157 bps	-363 bps	98.7%	95.0%	-363 bps
Operating efficiency
Operating income(6)	4,715,570	5,000,613	5,213,233	4.3%	10.6%	9,317,901	10,213,846	9.6%
Operating expenses(7)	2,103,072	2,179,645	2,340,934	7.4%	11.3%	4,141,381	4,520,579	9.2%
Efficiency ratio (8)	44.6%	43.6%	44.9%	131 bps	30 bps	44.4%	44.3%	-19 bps
Operating expenses / Total average assets	3.6%	3.6%	3.8%	19 bps	24 bps	3.5%	3.7%	18 bps
Capital adequacy - BCP Stand-alone
Global Capital ratio (9)	17.20%	16.12%	16.24%	12 bps	-96 bps	17.20%	16.24%	-96 bps
Tier 1 ratio (10)	12.75%	11.72%	11.90%	18 bps	-85 bps	12.75%	11.90%	-85 bps
Common equity tier 1 ratio (11) (13)	12.79%	11.86%	12.05%	20 bps	-74 bps	12.79%	12.05%	-74 bps
Capital adequacy - Mibanco
Global Capital ratio (9)	18.78%	18.03%	18.95%	92 bps	17 bps	18.78%	18.95%	17 bps
Tier 1 ratio (10)	16.49%	15.69%	16.62%	94 bps	14 bps	16.49%	16.62%	14 bps
Common equity tier 1 ratio (11)(13)	16.59%	16.06%	16.72%	65 bps	13 bps	16.59%	16.72%	13 bps
Employees	37,380	35,508	33,461	-5.8%	-10.5%	37,380	33,461	-10.5%
Share Information
Issued Shares	94,382	94,382	94,382	0.0%	0.0%	94,382	94,382	0.0%
Treasury Shares (12)	14,829	14,908	15,076	1.1%	1.7%	14,829	15,076	1.7%
Outstanding Shares	79,553	79,474	79,306	-0.2%	-0.3%	79,553	79,306	-0.3%

(1) Net Interest Margin = Net Interest Income (Excluding Net Insurance Financial Expenses) / Average Interest Earning Assets
(2) Funding Cost = Interest Expense (Does not include Net Insurance Financial Expenses) / Average Funding
(3) Internal Overdue Loans: includes overdue loans and loans under legal collection, according to our internal policy for overdue loans. Internal Overdue Ratio: Internal overdue loans / Total loans
(4) Non-performing loans (NPL): Internal overdue loans + Refinanced loans. NPL ratio: NPL / Total loans.
(5) Cost of risk = Annualized provision for loan losses, net of recoveries / Average Total loans. Cost of risk = Annualized provision for loan losses, net of recoveries / Average Total loans.
(6) Operating Income = Net interest, similar income and expenses + Fee Income+ Net gain on foreign exchange transactions + Net Gain From associates + Net gain on derivatives held for trading + Result on exchange differences + Insurance Underwriting Result
(7) Operating Expenses = Salaries and employee benefits + Administrative expenses + Depreciation and amortization + Association in participation + Acquisition cost
(8) Efficiency Ratio = Operating Expenses / Operating Income
(9) Regulatory Capital / Risk-weighted assets (legal minimum = 10% since July 2011).
(10) Tier 1 = Capital + Legal and other capital reserves + Accumulated earnings with capitalization agreement + (0.5 x Unrealized profit and net income in subsidiaries) - Goodwill - (0.5 x Investment in subsidiaries) + Perpetual subordinated debt (maximum amount that can be included is 17.65% of Capital + Reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill).
(11) Common Equity Tier I = Capital + Reserves – 100% of applicable deductions (investment in subsidiaries, goodwill, intangibles and net deferred taxes that rely on future profitability) + retained earnings + unrealized gains.
(12) These shares are held by Atlantic Security Holding Corporation (ASHC).
(13) Common Equity Tier I calculated based on IFRS Accounting.

|	Earnings Release 2Q / 2024

Credicorp’s Strategy Update

Credicorp Strategy

Credicorp continues to bet on investments in technology in its core businesses and disruptive initiatives to maintain a competitive advantage and ensure sustainability. We seek to solidify our position and decouple from the macro by penetrating new segments or developing new business verticals after understanding market trends and satisfying client’s needs.

Our strategy is geared towards delivering the best experience, in the most efficient way to remain competitive while investing in long-term sustainable growth. In each of our core businesses we invest in innovative and disruptive initiatives to improve our digital and analytical capabilities, positioning us to become an omnichannel financial services company with a deep understanding of our customers’ needs. We’re striving for a comprehensive experience, focusing heavily on digital coverage and high transactional levels, facilitating banking and financial needs anytime, anywhere. These dynamics lead to a positive network effect.

On September 26, 2024, at 2:00 p.m. ET, we will hold Credicorp’s Strategic Update, which will be broadcasted via webcast. At this event, members of the Credicorp management team will present an update on the holding innovation strategy and disruption initiatives. The event will focus on the company´s disciplined governance for allocating resources to innovation as it builds new capabilities to further reinforce long-term sustainable growth. Management will also discuss key success stories and how they shape the company´s innovation ecosystem.

The following link contains details on this event, as well as instructions for registration: www.credicorpupdate.com

Main KPIs in Credicorp’s strategy

Transformation of traditional businesses (1)	Subsidiary	2Q23	1Q24	2Q24
Day-to-day
Digital Clients	BCP	63.5%	70.2%	72.3%
Digital Monetary Transactions (2)	BCP	73%	81%	83%
Transactional cost by unit	BCP	0.07	0.05	0.04
Disbursements through Leads (3)	Mibanco	75%	69%	68%
Disbursements through Alternative Channels (4)	Mibanco	17%	22%	23%
Mibanco Productivity (5)	Mibanco	24.7	25	22
Cashless
Cashless Transactions (6)	BCP	53%	62%	64%
Mobile Banking rating iOs	BCP	4.7	4.8	4.8
Mobile Banking rating Android	BCP	4.6	4.6	4.7
Digital Acquisition
Digital Sales (7)	BCP	53%	64%	67%

(1) Figures for June 2023, March 2024, and June 2024

(2) Retail Monetary Transactions conducted through Retail Banking, Internet Banking, Yape and Telecredito/Total Retail Monetary Transactions in Retail Banking.

(3) Disbursements generated through leads/Total disbursements.

(4) Disbursements conducted through alternative channels/Total disbursements.

(5) Number of loans disbursed/ Total relationship managers.

(6) Amount transacted through Mobile Banking, Internet Banking, Yape y POS/ Total amount transacted through Retail Banking.

(7) Units sold by Retail Banking through digital channels/ Total number of units sold by Retail Banking.

|	Earnings Release 2Q / 2024	Analysis of 2Q24 Consolidated Results

Credicorp’s Strategy Update

Disruptive Initiatives: Yape

Yape hit break-even thanks to its 9.5 million active users who generate income. At the end of June, monthly income per active yapero stood at S/4.1, while expenses per active yapero totaled S/4.0. As of 2Q24, Yape had reached more than 12.3 monthly active users (MAU), registering an NPS of 76. Fidelity levels are reflected in the 1,400 million transactions conducted in 2Q24 (+24.2% QoQ y 127.7% YoY); 40 transactions on average per month per MAU (+11.1% QoQ + 60% YoY); and an average use of 2.27 functionalities a month by MAU (2.7% QoQ y 29.0% YoY).

Evolution of monthly revenues and expenses / MAU (1)

(1) Management Figures

Main KPIs for Yape’s managment

Management KPIs	Quarter			Change %		Up to		Change %
	2Q23	1Q24	2Q24	QoQ	YoY	1H23	1H24	1H24 / 1H23
Users
Users (millions)	12.6	15.1	15.9	5.3%	26.2%	12.6	15.9	26.2%
Monthly Active Users (MAU) (millions) (1)	9	11.5	12.3	7.0%	36.7%	9.0	12.3	36.7%
Fee Income Generating MAU (millions)	5.2	8.6	9.5	10.5%	82.7%	5.2	9.5	82.7%
Engagement
# Transactions (millions)	615.1	1,127.7	1,400.7	24.2%	127.7%	1,095.4	2,528.4	130.8%
Experience
NPS (2)	78	78	76	-2.0%	-2.0%	78	76	-2.0%
Metric per Monthly Active User (MAU)
# Monthly Transactions / MAU	25	36	40	11.1%	60.0%	25	40	60.0%
# Average Functionalities / MAU	1.76	2.21	2.27	2.7%	29.0%	1.76	2.27	29.0%
Monthly Revenues / MAU	2.3	3.7	4.1	10.8%	78.3%	2.3	4.1	78.3%
Monthly Expenses / MAU	3.6	3.9	4.0	2.6%	11.1%	3.6	4.0	11.1%
Monthly Cash Cost / MAU	4.3	4.2	4.3	2.4%	0.0%	4.3	4.3	0.0%
Drivers Monetización
Payments
TPV (3)	29.4	50.4	62.1	23.0%	110.9%	53.5	112.5	110.4%
# Bill Payments transactions (millions)	5.1	23.4	28.6	22.2%	461.8%	5.7	52.1	806.5%
Financials
# Loans Disbursements (thousands)	166.0	472.4	702.2	48.6%	323.1%	332.7	1174.5	253.1%
Market Place
GMV (4) (S/, Millions)	21.2	54.6	69.6	27.5%	228.8%	31.3	124.2	296.6%

(1) Yape users that have made at least one transaction over the last month.

(2) Net Promoting Score

(3) Total Payment Volume, includes the following functionalities: Mobile Top-ups, QRs payments, checkout, Yape Businesses and Remitances

(4) Gross Merchant Volume, includes the following functionalities: Yape Promos, Yape tienda, Ticketing, Gaming and Gas

Yape monetizes through its three business lines: In the Payments business, the main revenue drivers were (i) Total Payment Volume, which reached S/62.1 billion in 2Q24 (23.0% QoQ and 110.9% YoY), and (ii) Service Payment transactions, which totaled 26.7 million in 2Q24 (+22.2% QoQ and +4.6 times YoY). In the Financial business, the fastest growing monetization driver was Yape Loans, with 702.2 thousand disbursements in 2Q24 (+48.6 QoQ and +3.2 times YoY). Finally, in the Marketplace business, Yape monetizes mainly through Gross Commercial Volume transacted, which was S/69.6 million in 2Q24 (+27.5% QoQ and +2.3 times YoY). As a result of this growth, Yape generated almost S/ 143 million (+22.9% QoQ and +148.8% YoY) in total revenues in 2Q24.

Main Financial Indicators for Yape (1)

Financial KPIs (1) S/ 000	Quarter			Change %		Up to		Change %
	2Q23	1Q24	2Q24	QoQ	YoY	1H23	1H24	1H24 / 1H23
Net Interest Income	34,533	54,063	60,328	11.6%	74.7%	62,067	114,391	84.3%
Net Fee Income (2)	23,255	62,935	83,468	32.6%	258.9%	38,919	146,404	276.2%
Total Income	57,788	116,998	143,797	22.9%	148.8%	100,986	260,795	158.2%
Total Expenses	- 98,785	- 128,128	- 139,198	8.6%	40.9%	- 199,021	- 267,326	34.3%

(1) This table corresponds to management numbers.

(2) Includes fee income recorded in BCP; as well fee income recorded in Yape Market.

|	Earnings Release 2Q / 2024	Analysis of 2Q24 Consolidated Results

Credicorp’s Strategy Update

Integrating Sustainability in Our Businesses

In 2Q24, BCP held “Sustainable Impact 2024,” where business leaders and experts in sustainability shared sustainable initiatives developed by large Peruvian companies and discussed how to accelerate ESG’s integration in the day-to-day of doing business. Expert panelists, including Gonzalo Muñoz, High Level Climate Champion of the United Nations and co-founder of System B in Latin America (certification of companies that positively impact society and the environment), provided insight. CEOs, CFOs and sustainability managers from key sectors in the country participated in this event.

For more information about our sustainability strategy, program and initiatives, please review our “Sustainability Strategy 2020-25” and the “Annual and Sustainability Report 2023”. Among other milestones hit in 2Q24, in the framework of the Sustainability Program, the following advances are noteworthy:

Environmental Front – Driving environmental sustainability from the financial sector and ESG risk management

●	Carbon footprint management: We continue to make progress in measuring our portfolio’s footprint under the PCAF methodology (Partnership for Carbon Accounting Financials), which allows us to use information on the footprint that has been reported by issuers and clients or by other estimates. Our subsidiaries have advanced in expanding their measurement efforts:

○	Pacífico Seguros and Prima AFP updated the measurement of their portfolio’s footprint with data to the end of 2023, registering progress of 69% and 77% respectively. In 3Q24, Pacífico Seguros will roll out an initiative to educate its underwriting and sales teams about the PCAF methodology to measure emissions associated with insurance contracts.

○	Credicorp Capital Asset Management culminated its first measurement, which covers 5 LATAM funds. Currently, the company is in the process of analyzing its results and benchmark.

○	In parallel, the process to measure the footprint of BCP Bolivia’s wholesale portfolio is underway.

●	Business opportunities: As part of our objective to promote green and transition businesses, BCP had disbursed more than US$ 790 million in green loans as of June 2024. Additionally, BCP obtained its first green financing from a foreign bank through a foreign trade transaction with CaixaBank for US$ 37 million dollars. Funds are destined for use in foreign trade transactions that fulfill the eligibility criteria set forth in BCP’s Green Taxonomy. By the end of 2Q24, BCP Bolivia had disbursed more than for US$ 25 million in green loans.

●	Risks: Using the platform of the ESG Risk Enabler, we began to apply ESG assessment tools (including questionnaires and internal scores) to different types of prioritized assets. On the financing front, we are employing new ESG questionnaires and by 2Q24, 33% of our clients had been assessed with these instruments. To prioritize the businesses that must be subjected to ESG analysis, we consider our clients’ level exposure and apply the heat map we have developed.

Social Front – Expanding financial inclusion and educating people about finance and entrepreneurship

Financial Inclusion: To promote financial inclusion beyond the capital, Yape continues to affiliate microbusinesses in intermediate-size cities and smaller population centers in different regions of Peru. This effort focuses primarily on Puno, Arequipa, La Libertad, Loreto and Ucayali to consolidate our strategy in the southern mountain range, where confidence barriers are highest. As of 2Q24, 176.7 thousand people had used Yape to obtain their first loan in the formal financial system. Importantly, 41% of these loan recipients were women. The “Agente Móvil” at BCP has traveled 19.4 mil km. New routes were launched in the regions of Loreto, Junín, Piura, and Lima provinces (each with its own mobile unit) and more than 28.1 thousand transactions have been made since 2023. As of the end of 2Q24, the Crediagua program, which contributes to improving the quality of life of our clients by financing sanitary improvements, had disbursed 26.8 thousand loans.

Financial Education (FE): In 2Q24, we continued to make progress in our quest to generate a better understanding of and confidence in the financial system:

●	BCP continued to drive improvements in financial behavior (credit risk and savings habits) and had reached 106.6 thousand clients as of 2Q24.

●	More than 192.9 thousand clients at Mibanco had been trained as of 2Q24 through the Basic Program for Digital Education.

●	Prima AFP’s “Ahorrando a Fondo” seeks to educate users about basic retirement concepts and addresses their most common concerns easily through an entertaining format. At the organic level, this initiative registered 21.8 million sessions in 2Q24.

●	Pacífico’s Protege 365 platform, whose objective is to strengthen risk management at companies through education, has more than 6 thousand client companies that use services and/or are registered. To date, more than 25 thousand employees have been trained and certified.

|	Earnings Release 2Q / 2024	Analysis of 2Q24 Consolidated Results

Credicorp’s Strategy Update

To see the progress we have made through other initiatives and platforms on the social front, please review the following table:

Progress on Initiatives	Company	2Q23	1Q24	2Q24
Financial Inclusion
Financially included through BCP and Yape(1) – cumulative since 2020	BCP	3.1 million	4.2 million	4.7 million
Stock of inclusive insurance policies	Pacífico Seguros	2.9 million	3.3 million	3.3 million
Financial Education
Trained through online courses via ABC at BCP (ABC del BCP) – YTD	BCP	230.3 thousand	142.6 thousand	332.6 thousand
Individuals trained in risk prevention via Safe Community (Comunidad Segura) – YTD	Pacífico Seguros	24.6 thousand	0.1 thousand	16.1 thousand
Young people trained through the ABC of the Pension Culture (ABC de la Cultura Previsional) – YTD	Prima AFP	24.5 thousand	110.4 thousand	244.4 thousand
Clients trained through the Basic Program for Digital Guidance – YTD (2)	Mibanco Perú	193.2 thousand	114.5 thousand	208.9 thousand
Opportunities and Products for Women
Number of disbursements through Loans for Women (3)	Mibanco Perú	17.0 thousand	10.6 thousand	21.8 thousand
Percentage of women banked on the asset side (loans)	Mibanco Perú	54.8%	63.6%	63.8% (4)
Helping small businesses grow
Trained via Accompanying Entrepreneurs (Contigo Emprendedor) – YTD	BCP	44.0 thousand	3.7 thousand	25.3 thousand
SME-Pymes financially included through loans (working capital and invoice discounting) – YTD	BCP	14.7 thousand	9.7 thousand	19.5 thousand (4)
Microbusiness affiliated to Yape – YTD	BCP	3.9 thousand	8.3 thousand	13.7 thousand

(1) Stock of financially included clients through BCP since 2020: (i) New clients with savings accounts or affiliated to Yape. (ii) New clients without debt in the financial system or BCP products in the last twelve months. (iii) Clients with 3 monthly average transactions in the last three months. The figure for 2Q23 has been revised.

(2) Covers virtual or in-person trainings about risk management for businesses, entrepreneurship, and finance through our different educational strategies, such as the Basic Program for Digital Guidance, Powerful Women and Pymes.

(3) Non-cumulative. Figure for the period.

(4) Up to May.

|	Earnings Release 2Q / 2024	Analysis of 2Q24 Consolidated Results

01	Loan Portfolio

After a challenging first quarter, total loans began to show signs of recovery. QoQ, total loans in average daily balances (ADB) increased 1.3% (+1.2% FX Neutral). This evolution was driven mainly by i) an increase in the need for short-term financing in the energy sector in Corporate Banking and ii) loan expansion, after a weak first quarter in SME-Business. Growth this quarter was partially offset by a drop in the loan balance at Mibanco, Middle Market Banking and SME-Pyme.

YoY, total loans in average daily balances rose 0.2% (-0.8% FX Neutral). This evolution was driven primarily by i) an uptick in Mortgage issuances over the quarter, ii) resumption of activities for the first fishing campaign of the year, after cancellation last year, which drove growth in Middle Market loans, and iii) higher disbursements in Wholesale Banking at BCP Bolivia. This inter-annual loan growth was partially offset by a drop in the loan balance for Mibanco, SME-Pyme, SME-Business and Corporate Banking. YTD, loans in ADB dropped 1.5%, driven primarily by Corporate Banking and Mibanco.

1.1. Loans

Total Loans (in Average Daily Balances)(1)(2)

Total Loans (S/ millions)	As of			Volume change		% change		% Part. in total loans

	Jun 23	Mar 24	Jun 24	QoQ	YoY	QoQ	YoY	Jun 23	Mar 24	Jun 24
BCP Stand-alone	115,773	114,383	116,450	2,067	677	1.8%	0.6%	81.5%	81.5%	81.9%
Wholesale Banking	52,944	51,266	53,157	1,891	213	3.7%	0.4%	37.3%	36.5%	37.4%
Corporate	32,093	29,676	31,879	2,202	-215	7.4%	-0.7%	22.6%	21.1%	22.4%
Middle - Market	20,851	21,589	21,278	-311	428	-1.4%	2.1%	14.7%	15.4%	15.0%
Retail Banking	62,829	63,117	63,293	176	464	0.3%	0.7%	44.2%	44.9%	44.5%
SME - Business	7,420	6,872	7,121	249	-300	3.6%	-4.0%	5.2%	4.9%	5.0%
SME - Pyme	16,497	16,512	16,295	-217	-202	-1.3%	-1.2%	11.6%	11.8%	11.5%
Mortgage	20,448	21,235	21,432	197	984	0.9%	4.8%	14.4%	15.1%	15.1%
Consumer	12,771	12,496	12,466	-29	-304	-0.2%	-2.4%	9.0%	8.9%	8.8%
Credit Card	5,692	6,002	5,978	-24	285	-0.4%	5.0%	4.0%	4.3%	4.2%
Mibanco	14,232	13,244	12,815	-429	-1,417	-3.2%	-10.0%	10.0%	9.4%	9.0%
Mibanco Colombia	1,340	1,730	1,738	8	398	0.5%	29.7%	0.9%	1.2%	1.2%
Bolivia	8,834	9,362	9,645	284	811	3.0%	9.2%	6.2%	6.7%	6.8%
ASB Bank Corp.	1,831	1,711	1,605	-106	-226	-6.2%	-12.4%	1.3%	1.2%	1.1%
BAP’s total loans	142,011	140,429	142,253	1,824	242	1.3%	0.2%	100.0%	100.0%	100.0%

For consolidation purposes. Loans generated in Foreign Currency (FC) are converted into Local Currency (LC).

(1) Includes Workout unit and other banking. For Quarter-end balance figures, please refer to “12. Annexes – 12.3 Loan Portfolio Quality”

(2) Internal Management Figures

QoQ, total loans in average daily balances rose 1.3% (+1.2% FX Neutral). This growth was driven primarily by:

~~●~~	Corporate Banking, fueled by an uptick in the need for short-term working capital, primarily in the energy sector.

~~●~~	SME-Business, after a weak first quarter, in which working capital loans taken at year-end campaigns were amortized.

The aforementioned was partially offset by a drop in loans at:

~~●~~	Mibanco, after lending guidelines were tightened and the industry continued to face challenges. This drop reflects a contraction in higher tickets loans, which was partially offset by growth in small-ticket, higher-yield loans.
~~●~~	Middle Market, due primarily to a reduction in balances due to amortizations of short-term loans in the agriculture sector.

~~●~~	SME-Pyme, given that amortizations of Government Program (GP) loans rose over the period. If we exclude this effect, the segment registers slight growth.

YoY, total loans in average daily balances rose 0.2% (-0.8% FX Neutral). This growth was driven primarily by:

~~●~~	Mortgage, due to an uptick in issuances this quarter after clients moved to take advantage of new loan modalities that were created in 2023.

~~●~~	Middle Market Banking, reflecting the resumption of the first fishing campaign of the year after cancelation last year due to climate effects.

~~●~~	BCP Bolivia, due to higher disbursements in Wholesale Banking.

	|	Earnings Release 2Q / 2024	Analysis of 2Q24 Consolidated Results

01. Loan Portfolio

The aforementioned was partially offset by a reduction in loans via:

~~●~~	Mibanco, due to the same dynamics that drove the QoQ evolution.

~~●~~	SME-Pyme and SME-Business, affected by a drop in balances due to amortizations of Government Program Loans (GP). If we exclude this effect, both portfolios register growth due to higher disbursements in working capital loans.

~~●~~	Corporate Banking, due to a decrease in businesses’ appetite for long-term financing.

YTD, loans in average daily balances fell 1.5%. This drop was mainly attributable to Corporate Banking and Mibanco and was driven by the same dynamics as those seen YoY.

Evolution of Loan Dollarization (in Average Daily Balances) (1)(2)

Total Loans (S/ millions)	Local Currency (LC) - S/ millions			% change		Foreign Currency (FC) - US$ millions			% change		% part. by currency
	Total					Total					Jun 24
	Jun 23	Mar 24	Jun 24	QoQ	YoY	Jun 23	Mar 24	Jun 24	QoQ	YoY	LC	FC
BCP Stand-alone	80,560	78,220	79,154	1.2%	-1.7%	9,585	9,598	9,886	3.0%	3.1%	68.0%	32.0%
Wholesale Banking	25,062	22,587	23,361	3.4%	-6.8%	7,589	7,611	7,898	3.8%	4.1%	43.9%	56.1%
Corporate	15,267	13,126	14,201	8.2%	-7.0%	4,580	4,393	4,687	6.7%	2.3%	44.5%	55.5%
Middle-Market	9,795	9,462	9,161	-3.2%	-6.5%	3,009	3,218	3,211	-0.2%	6.7%	43.1%	56.9%
Retail Banking	55,498	55,633	55,793	0.3%	0.5%	1,996	1,987	1,988	0.1%	-0.4%	88.2%	11.8%
SME - Business	4,486	4,051	4,286	5.8%	-4.5%	799	749	752	0.4%	-5.9%	60.2%	39.8%
SME - Pyme	16,332	16,339	16,127	-1.3%	-1.3%	45	46	45	-2.6%	-0.3%	99.0%	1.0%
Mortgage	18,495	19,279	19,491	1.1%	5.4%	532	519	515	-0.9%	-3.2%	90.9%	9.1%
Consumer	11,388	10,934	10,908	-0.2%	-4.2%	376	415	413	-0.4%	9.7%	87.5%	12.5%
Credit Card	4,796	5,029	4,981	-1.0%	3.9%	244	258	264	2.4%	8.3%	83.3%	16.7%
Mibanco	13,746	12,922	12,800	-0.9%	-6.9%	132	85	4	-95.4%	-97.1%	99.9%	0.1%
Mibanco Colombia	-	-	-	-	-	365	459	461	0.4%	26.3%	-	100.0%
Bolivia	-	-	-	-	-	2,405	2,485	2,557	2.9%	6.3%	-	100.0%
ASB Bank Corp.	-	-	-	-	-	498	454	426	-6.3%	-14.6%	-	100.0%
Total loans	94,306	91,143	91,954	0.9%	-2.5%	12,985	13,081	13,333	1.9%	2.7%	64.6%	35.4%

Measured in Average Daily Balances. (1) Includes Work out unit, and other banking. (2) Internal Management Figures.

At the end of June 2024, the dollarization level of total loans rose 26 bps QoQ (35.4% in Jun 24). This evolution was fueled by growth in FC loans, particularly in Corporate Banking.

YoY, the dollarization level for the total portfolio rose 177 bps due to drop in total loans in LC (-2.5%), which were impacted by amortizations of GP loans and, to a lesser extent, by growth in total loans in FC (+2.7%).

	|	Earnings Release 2Q / 2024	Analysis of 2Q24 Consolidated Results

01. Loan Portfolio

Evolution of the Dollarization Level of Structural Loans (in Average Daily Balances)

(1) The FC share of Credicorp’s loan portfolio is calculated including BCP Bolivia and ASB Bank Corp., however the chart shows only the loan books of BCP Stand-alone and Mibanco.

(2) The year with the historic maximum level of dollarization for Wholesale Banking was 2012, for Mibanco was 2016, for Credit Card was in 2021 and for the rest of segments was 2009.

* For dollarization figures in the quarter-end period, please refer to “12. Annexes – 12.3 Loan Portfolio Quality.

Evolution of Loans in Quarter-End balances

Total loans increased 4.4% QoQ and 2.9% YoY in quarter-end balances, propelled by the same drivers as those seen in the analysis of average daily balances.

|	Earnings Release 2Q / 2024	Analysis of 2Q24 Consolidated Results

02	Deposits

Total deposits contine to follow an upward trend this quarter, driven primarily by growth in low-cost deposits. QoQ, the balance for total deposits grew 2.8%. This evolution was driven by 6.9% growth in Demand Deposits and 1.5% in Savings Deposits and was partially offset by a drop in the balance for Time Deposits (-0.6%).

YoY, the balance for total deposits rose 6.0%. This growth was fueled mainly by an uptick in the balance for Demand Deposits (+15.3%) and Savings Deposits (7.2%), which was offset by a decline in the balance for Time Deposits (-3.6% )

68.2% of Total Deposits are low cost (Demand+ Saving). In this context, Credicorp maintains its leadership in the low-cost deposits market with a 41.9% market share as of May 2024, providing a significant competitive advantage amidst persistently high interest rates.

Deposits	As of			% change		Currency

S/ 000	Jun 23	Mar 24	Jun 24	QoQ	YoY	LC	FC
Demand deposits	43,930,450	47,384,819	50,657,031	6.9%	15.3%	50.0%	50.0%
Saving deposits	49,456,054	52,238,357	53,015,745	1.5%	7.2%	58.3%	41.7%
Time deposits	45,107,429	43,775,526	43,504,883	-0.6%	-3.6%	45.8%	54.2%
Severance indemnity deposits	3,545,001	3,086,767	3,358,408	8.8%	-5.3%	73.0%	27.0%
Interest payable	1,348,783	1,371,658	1,435,917	4.7%	6.5%	29.4%	70.6%
Low-cost deposits (1)	93,386,504	99,623,176	103,672,776	4.1%	11.0%	52.4%	47.6%
Total Deposits	143,387,717	147,857,127	151,971,984	2.8%	6.0%	52.0%	48.0%

(1)	Includes Demand Deposits and Saving Deposits

QoQ, our balance for Total Deposits rose 2.8%. This evolution was driven primarily by:

●   6.9% growth in the balance of Demand Deposits and 1.5% in the balance for Savings Deposits. Both increases were driven mainly by growth in deposits in LC at BCP, which was associated with the recent wave in pension fund withdrawals.

The aforementioned was partially offset by:

●   A 0.6% reduciton in the balance of Time Deposits, which was spurred primarily by a decrease in the FC balance at BCP. The latter decline was associated with an uptick in the liquidity needs of institutional clients and was partially offset by growth in balances at Mibanco and BCP Bolivia, which was spurred by clients seeking higher-yield deposits.

YoY, the balance of Total Deposits 6.0%, driven by the following dynamics:

●   15.3% growth in the balance of Demand Deposits and 7.2% in balance of Savings Deposits, which was fueled mainly by an uptick in the balance of LC deposits and, to a lesser extent, in FC deposits at BCP due to the same dynamic indicated in the QoQ analysis.

The aforementioned was partially offset by:

●   A 3.6% reduction in Time Deposits; this was driven primarily by a drop in deposits in LC at BCP and reflected withdrawals by corporate clients in a context of low rates. The aforementione decline was partially offset by an uptick in balances in FC, primarily at BCP Bolivia.

Low-cost deposit volumes rose 4.1% QoQ and 11.0% YoY. It is important to note the significant uptick in the low-cost deposits’ share of total deposits, which stood at 68.2% of the total figure (+80 bps QoQ and +310 bps YoY). This improvement reflected prudent management to reverse a downward trend in low-cost deposits and consequently boosted the financial margin.

|	Earnings Release 2Q / 2024	Analysis of 2Q24 Consolidated Results

02. Deposits

Dollarization Level of Deposits

At the end of June 2024, the dollarization level of Total Deposits fell 160 bps QoQ to stand at 48.0% (below the 2-year average of 49.6). This drop was driven primarily by Demand deposits, which registered an increase in the LC balance following the recent wave of pension fund withdrawals.

YoY, the dollarization level decreased 120 bps. This decline was fueled mainly by Savings Deposits and Demand Deposits, where growth in LC balances outpaced that registered for FC due to the same dynamics as those seen QoQ.

Loan / Deposit Ratio (L/D ratio)

QoQ, the L/D ratio rose 140 bps at BCP and fell 860 bps at Mibanco. The uptick in BCP’s ratio was driven by the fact that growth in loans outstripped the increase reported for deposits . At Mibanco, the ratio fell due to growth in the balance for total deposits, mainly in Time Deposits in LC.

YoY, the L/D ratio dropped 460 bps and 2340 bps at BCP and Mibanco respectively. At BCP, the decline registered for the ratio was driven by an uptick in the deposit balance, mainly in demand deposits. Meanwhile, at Mibanco, the decrease reported in the ratio reflected a drop in loans in a context of tightened lending policies.

In this context, the L/D ratio at Credicorp stood at 96.7%.

|	Earnings Release 2Q / 2024	Analysis of 2Q24 Consolidated Results

02. Deposits

Market Share of Deposits in the Peruvian Financial System

At the end of May 2024, the market share of Total Deposits held by BCP and Mibanco in Peru stood at 32.7% and 2.7% (+86 bps and +2 bps vs June 2023 respectively). Consequently, BCP continues to lead the market.

The financial system in aggregate registered growth in low-cost deposits versus the figure in June 2023 (+7.7%). BCP’s performance, however, topped the system’s average with growth of +11.2%. Consequently, BCP continues to lead the market for low-cost deposits with an MS of 41.3% at the end of May 2024 (+133 bps vs June 2023). The financial system also registered growth in time deposits over the period (+6.2% vs June 2023); BCP’s result, however, was slightly lower (+6.1% vs June 23). In this context, BCP’s market share dropped 3 bps to stand at 19.5% at the end of May 2024.

Credicorp’s share in the market for low-cost deposits stood at 41.9% (+127 bps with regard to June 2023).

|	Earnings Release 2Q / 2024	Analysis of 2Q24 Consolidated Results

03	Interest-earning Assets (IEA) and Funding

In 2Q24, IEAs rose 1.0% QoQ, driven mainly by loan growth via an uptick in the volume of short-term financing in Wholesale Banking. Notwithstanding, wholesale clients are taking a cautious approach to assuming longer-term financing. Growth in IEAs was partially offset by a drop in Cash and due from banks. YoY, IEAs increased 4.4%, driven by an uptick in the investments balance, which reflected an increase in Credicorp’s position in sovereign bonds under its strategy to increase the balance’s duration.

Funding grew 2.5% QoQ, fueled mainly by a rise in deposits, which reflected the impact of pension fund withdrawals and, to a lesser extent, a move to increase debt through Due to banks. YoY, and fueled by the same dynamics that drove an increase in the bond balance, the funding balance rose (4.5%) but was partially offset by expirations of BCRP instruments.

3.1. IEA

Interest Earning Assets	As of			% change
S/000	Jun 23	Mar 24	Jun 24	QoQ	YoY
Cash and due from banks	26,036,894	31,134,572	27,157,901	-12.8%	4.3%
Total investments	48,035,351	52,555,386	52,426,146	-0.2%	9.1%
Cash collateral, reverse repurchase agreements and securities borrowing	1,863,243	1,526,232	1,777,491	16.5%	-4.6%
Total loans	142,845,549	140,798,083	146,946,546	4.4%	2.9%
Total interest earning assets	218,781,037	226,014,273	228,308,084	1.0%	4.4%

QoQ, IEA increased 1.0%, driven primarily by loan growth, which was partially offset by a drop in the balance for available funds. The uptick registered in loans was fueled by a recovery in corporate loans, which was primarily concentrated in short-term operations. The balance for available funds, in turn, dropped this quarter, which reflects an uptick in liquidity needs to cover Credicorp’s dividend payments.

YoY, IEAs rose 4.4%, driven primarily by growth in investments and secondarily, by an increase in the loan balance. The investment balance rose on the back of a strategy to increase asset duration by assuming a larger position in sovereign bonds. It is important to note that in 2Q24, BCP swapped its sovereign bonds for longer-duration instruments offered under a new MEF issuance. Additionally, some BCRP Certificate of Deposits (CDs) with less attractive rates were not renewed, which increased the duration of the portfolio given that CDs have relatively short tenures. Over the year, loans rose on the back of Middle Market loan issuances for the fishing campaign in 2Q24.

3.2. Funding[1]

Funding	As of			% change
S/000	Jun 23	Mar 24	Jun 24	QoQ	YoY
Deposits and obligations	143,387,717	147,857,127	151,971,984	2.8%	6.0%
Due to banks and correspondents	10,062,290	10,684,673	12,620,346	18.1%	25.4%
BCRP instruments	11,772,772	6,854,368	5,542,892	-19.1%	-52.9%
Repurchase agreements with clients and third parties	2,534,108	2,636,908	2,146,797	-18.6%	-15.3%
Bonds and notes issued	14,235,697	17,541,121	17,953,508	2.4%	26.1%
Total funding	181,992,584	185,574,197	190,235,527	2.5%	4.5%
(1) Effective 1Q23, Funding includes Repurchase agreements with clients.

QoQ, funding grew 2.5% due primarily to an uptick in the deposit balance and secondarily, to an increase in Due to banks and correspondents. Deposits rose, bolstered by inflows from AFP withdrawals in 2Q24. Over the quarter, debt through Due to banks and correspondent rose to leverage opportunities for synthetic funding at attractive rates. Growth this quarter was partially offset by a drop in BCRP Instruments, which reflected the fact that no repo auctions were held this quarter because liquidity in the banking system had risen substantially due to inflows from AFP withdrawals.

YoY, funding increased 4.5%, due primarily to growth in deposits which was driven by the same dynamics as those seen QoQ. To a lesser extent, growth in the funding balance also reflected a significant increase in the bond balance after BCP’s issuance in January, followed by a move to take on debt via Due to banks and correspondents. These dynamics were offset by a pronounced drop in BCRP instruments, which was triggered by repo expirations. It is worth noting that funding increased only 1.7% AaA in FX-neutral terms.

|	Earnings Release 2Q / 2024	Analysis of 2Q24 Consolidated Results

04	Net Interest Income (NII)

In 2Q24, Net Interest Income (NII) rose 1.2% QoQ. This evolution was driven mainly by a decrease in Interest and similar expenses in a context marked by high liquidity following AFP withdrawals, which, in turn, drove growth in low-cost deposits. An uptick in interest and similar income, which was spurred by loan growth, was a secondary contributor to NII growth.

YoY, NII rose 8.2% driven by growth in interest and similar income due to higher interest income on loans. The main driver of the uptick in interest on loans was a loan book renewal in the SME-Pyme and SME Business segments, where rates reflect the current phase of the credit cycle. The uptick in NII year-over-year was also impacted, albeit to a lesser extent, by a positive volume effect via loan recovery in Wholesale Banking.

NIM rose 3 bps QoQ and 31 bps YoY to 6.33%. These results reflect the resilience of IEA yields despite lower local rates and the positive impact of our competitive advantage in low-cost deposits, which reduced our funding cost. Risk-adjusted NIM fell 45 bps QoQ and 16 bps YoY. If we isolate the effect of a reversal of El Niño provisions in 1Q24, risk-adjusted NIM was stable QoQ.

Net interest income	Quarter			% change		Up to		% change
S/ 000	2Q23	1Q24	2Q24	QoQ	YoY	1H23	1H24	1H24 / 1H23
Interest Income	4,653,246	4,925,926	4,935,238	0.2%	6.1%	9,109,352	9,861,164	8.3%
Interest Expense	(1,449,090)	(1,499,803)	(1,466,774)	-2.2%	1.2%	(2,773,107)	(2,966,577)	7.0%
Interest Expense (excluding Net Insurance Financial Expenses)	(1,333,924)	(1,377,799)	(1,342,088)	-2.6%	0.6%	(2,542,191)	(2,719,887)	7.0%
Net Insurance Financial Expenses	(115,166)	(122,004)	(124,686)	2.2%	8.3%	(230,916)	(246,690)	6.8%
Net Interest Income	3,204,156	3,426,123	3,468,464	1.2%	8.2%	6,336,245	6,894,587	8.8%

Balances
Average Interest Earning Assets (IEA)	220,651,688	225,297,538	227,161,179	0.8%	3.0%	220,418,854	226,444,444	2.7%
Average Funding	183,407,530	185,160,542	187,904,862	1.5%	2.5%	183,962,350	187,491,207	1.9%

Yields
Yield on IEAs	8.44%	8.75%	8.69%	-6bps	25bps	8.27%	8.71%	44bps
Cost of Funds(1)	2.91%	2.98%	2.86%	-12bps	-5bps	2.76%	2.90%	14bps
Net Interest Margin (NIM)(1)	6.02%	6.30%	6.33%	3bps	31bps	5.96%	6.31%	35bps
Risk-Adjusted Net Interest Margin(1)	4.56%	4.85%	4.40%	-45bps	-16bps	4.57%	4.62%	5bps
Peru’s Reference Rate	7.75%	6.25%	5.75%	-50bps	-200bps	7.75%	5.75%	-200bps
FED funds rate	5.25%	5.50%	5.50%	0bps	25bps	5.25%	5.50%	25bps
(1) For further detail on the NIM and Cost of Funds calculation, please refer to Annex 12.7

QoQ, Net interest income (NII) rose 1.2%. This evolution was driven primarily by a decrease in Interest and similar expenses and was driven by a drop in interest expenses for deposits, which reflected growth in low-cost deposits through fund inflows from AFP withdrawals. The time deposit balance fell, resulting in a less expensive deposit mix. Interest and similar income also contributed to growth in NII, albeit to a lesser extent, and rose on the back of loan growth. This quarter, an uptick in Wholesale Banking loans, and in short-term corporate loans in particular, generated a positive volume effect on loan income, which offset the impact of lower rates.

YoY, NII increased 8.2% via growth in Interest and similar income. This evolution was driven primarily by an increase in income from loans, which was spurred by loan growth via SME-Pyme, SME Business and Middle Market Banking at BCP. Growth in Middle Market loans reflected an uptick in demand for working capital loans for the fishing campaign in 2Q24. Excluding GP amortizations, SME- Pyme loans at BCP increased due to higher disbursements, which were issued at more favorable rates this quarter. Adequate ris k valuation helped sustain the upward trend in income from loans. A positive volume effect in income from investments, which reflected our strategy to increase our position in sovereign bonds, was a secondary driver in growth in interest and similar income, followed by an increase in income from deposits in other banks. Interest and similar expenses attenuated NII’s advance via an increase in expenses for bonds and subordinated notes, which was driven by an issuance at BCP at the beginning of the year.

YTD, NII rose 8.8% 2Q24. This evolution was fueled by growth in Interest and similar income via an increase in income from loans and offset by an increase in Interest and similar expenses, which was driven by an uptick in the time deposit volume in US Dollars in a context in which the Fed elevated its policy rate.

|	Earnings Release 2Q / 2024	Analysis of 2Q24 Consolidated Results

04. Net Interest Income (NII)

Net Interest Margin

NIM rose 3 bps QoQ to stand at 6.33%. This evolution was fueled mainly by a reduction in interest expenses after low-cost deposit volumes rose in response to fund inflows from AFP withdrawals. YoY, NIM increased 31 bps, which reflected an uptick in IEA yields via growth in interest on loans. This evolution reflected the positive impact of adequate risk pricing, particularly in the SME-Pyme segments and SME Business. Risk-adjusted NIM dropped 45 bps QoQ. If we isolate the effect of a reversal of El Niño provisions for expected losses in 1Q24, Risk-adjusted NIM was stable. YoY, Risk-adjusted NIM fell 16 bps.

Net Interest Margin Dynamics by Currency

Interest Income / IEA	2Q23			1Q24			2Q24				1H23			1H24
S/ millions	Average			Average			Average			Average			Average
	Balance	Income	Yields	Balance	Income	Yields	Balance	Income	Yields	Balance	Income	Yields	Balance	Income	Yields
Cash and equivalents	27,098	286	4.2%	28,557	334	4.7%	29,146	320	4.4%	26,467	564	4.3%	26,568	654	4.9%
Other IEA	1,666	17	4.2%	1,468	29	7.8%	1,652	26	6.3%	1,483	34	4.5%	1,594	55	6.9%
Investments	47,882	636	5.3%	52,385	694	5.3%	52,491	668	5.1%	46,733	1,228	5.3%	52,321	1,362	5.2%
Loans	144,006	3,713	10.3%	142,887	3,869	10.8%	143,872	3,921	10.9%	145,736	7,284	10.0%	145,961	7,790	10.7%
Structural	138,260	3,678	10.6%	139,585	3,831	11.0%	140,934	3,884	11.0%	138,510	7,206	10.4%	142,730	7,715	10.8%
Government Programs	5,745	34	2.4%	3,302	38	4.6%	2,938	37	5.1%	7,226	77	2.1%	3,231	75	4.6%
Total IEA	220,652	4,653	8.4%	225,298	4,926	8.7%	227,161	4,935	8.7%	220,419	9,109	8.3%	226,444	9,861	8.7%
IEA (LC)	57.3%	71.4%	10.5%	58.0%	69.9%	10.5%	57.4%	69.4%	10.5%	57.5%	71.3%	10.3%	57.2%	69.6%	10.6%
IEA (FC)	42.7%	28.6%	5.7%	42.0%	30.1%	6.3%	42.6%	30.6%	6.2%	42.5%	28.7%	5.6%	42.8%	30.4%	6.2%

Interest Expense / Funding	2Q23			1Q24			2Q24			1H23			1H24
S/ millions	Average			Average			Average			Average			Average
	Balance	Expense	Yields	Balance	Expense	Yields	Balance	Expense	Yields	Balance	Expense	Yields	Balance	Expense	Yields
Deposits	146,006	777	2.1%	147,781	780	2.1%	149,915	738	2.0%	145,204	1,455	2.0%	149,838	1,518	2.0%
BCRP + Due to Banks	20,908	297	5.7%	18,640	265	5.7%	17,851	267	6.0%	21,035	536	5.1%	18,952	532	5.6%
Bonds and Notes	14,274	149	4.2%	16,068	197	4.9%	17,747	201	4.5%	15,621	332	4.2%	16,274	397	4.9%
Others	1,242	226	35.6%	1,113	259	49.1%	1,010	261	53.9%	2,102	451	20.9%	2,427	520	22.5%
Total Funding	183,408	1,449	2.9%	185,161	1,500	3.0%	187,905	1,467	2.9%	183,962	2,773	2.8%	187,491	2,967	2.9%
Funding (LC)	50.8%	60.3%	3.4%	49.5%	51.9%	3.0%	49.5%	51.7%	2.9%	50.8%	58.5%	3.1%	49.7%	51.8%	2.9%
Funding (FC)	49.2%	39.7%	2.4%	50.5%	48.1%	2.9%	50.5%	48.3%	2.8%	49.2%	41.5%	2.4%	50.3%	48.2%	2.9%

NIM	220,652	3,204	5.8%	225,298	3,426	6.1%	227,161	3,468	6.1%	220,419	6,336	2.9%	226,444	6,895	3.0%
NIM (LC)	57.3%	76.4%	7.7%	58.0%	77.8%	8.2%	57.4%	76.9%	8.2%	57.5%	76.9%	3.8%	57.2%	77.3%	4.1%
NIM (FC)	42.7%	23.6%	3.2%	42.0%	22.2%	3.2%	42.6%	23.1%	3.3%	42.5%	23.1%	1.6%	42.8%	22.7%	1.6%
(1) Unlike the NIM figure calculated according to the formula in Appendix 12.7, the NIM presented in this table includes “Financial Expense associated with the insurance and reinsurance activity, net”.

QoQ Analysis

QoQ, Net Interest Income (NII) rose 1.2%, driven by an increase in NII in FC while the NII in LC was stable. IEAs in LC reported 57.4% of total IEAS and 76.9% of Net interest income generated in 2Q24.

Local Currency Dynamics (LC)

NII in LC was stable (+0.0% QoQ, which reflected the following dynamics:

Average IEA in LC dropped 0.2%, driven primarily by a drop in the balance for available funds and equivalents and secondarily, by a decrease in the balance for loans. The latter fell due to amortizations of government loans (GP). Income fell over the period, driven primarily by a downward adjustment in investment income at Pacifico Seguros in a context marked by lower inflation and secondarily, by the fact that BCRP Certificates of Deposit at BCP were renewed at lower rates. This was partially offset by income from loans, which rose through growth in corporate loan disbursements at BCP. In this scenario, IEA yields in LC fell 4 bps to 10.5%.

On the funding side, the LC balance rose 1.4% QoQ, driven mainly by growth in the average deposit balance and secondarily by an increase in the bond balance. Growth in deposits was concentrated in low-cost deposits, which led interest expenses to fall. The cost of funding in LC fell 14 bps to 2.9% over the period.

|	Earnings Release 2Q / 2024	Analysis of 2Q24 Consolidated Results

04. Net Interest Income (NII)

Foreign Currency Dynamics (FC)

NII in FC rose 5.5% QoQ, driven by the following dynamics:

Average IEA in FC increased 2.3%, fueled primarily by loans and secondarily by cash and equivalents. Loan growth was concentrated in short-term corporate loans, which generated a positive volume effect on income from loans. The fact that growth in volumes was concentrated in loans with rates that were comparatively lower than those associated with other assets in the portfolio led the yield on IEAs to drop from 6.3% to 6.2%.

Average funding in FC rose 1.5% QoQ, driven mainly by an increase in deposit balances and secondarily, by an uptick in bonds and notes issued. The drop in deposits was concentrated in time deposits, which led to significantly lower interest expenses for the period. In this context, the cost of funding fell from 2.9% to 2.8%.

YoY Analysis

YoY, NII increased 8.2%, driven by growth in NII in LC and FC:

Local Currency Dynamics (LC)

NII in LC increased 8.9% YoY due to the following dynamics:

Average IEA in LC rose 3.2%, driven mainly by growth in the investment balance under a strategy to increase the portfolio’s duration through sovereign bond purchases. This was offset by a drop in loans. Notwithstanding, and excluding the impact of GP amortizations, loans to small businesses at BCP increased, and registered positive pricing effects that reflect the current phase of the credit cycle. In this scenario, income rose 3.0% while the total yield on average IEAs rose from 10.4% to 10.6%.

Average funding in LC dropped 0.3% YoY, fueled by a decrease in the balance for BCRP + Banks. The drop in BCRP instruments was driven by expirations of repo agreements (it is important to note that BCRP held no repo auctions over the period because the market had ample liquidity). The decrease in the funding balance was offset by growth in deposits, which rose mainly through low-cost deposits (via fund inflows from AFP withdrawals). Interest expenses over the period dropped, fueled primarily by growth in low-cost deposits and secondarily, via a decrease in the repo volume. Consequently, the cost of funding in LC fell 51 bps YoY.

Foreign Currency Dynamics (FC)

NII in FC rose 6.3% YoY due to the following dynamics:

Average IEA in FC grew 2.7% YoY, driven mainly by loan growth. This increase was fueled by Middle Market loans at BCP, which benefitted from a boost in loans for the fishing sector for the first campaign of the year, and by positive repricing that reflects higher market rates in US Dollars. Renewals of available funds at higher rates also contributed to growth in income, albeit to a lesser extent. In this context, the IEA in FC rose 60 bps YoY.

Average funding in FC grew 5.3% YoY, driven by three factors: (i) growth in deposits, (ii) an increase in bonds and notes issued following an issuance at BCP at the beginning of the year, and (iii) growth in the BCRP and due to banks balance, which reflects an uptick in debt obligations. It is important to note that the first factor was the most relevant in terms of expenses given that the expansion in deposits was concentrated in interest-earning demand deposits and time deposits. The positions assumed through debt obligations and bonds also played equally significant roles in growth in expenses. In this context, the cost of funding in FC rose 42 bps.

YTD Analysis

In 1H24, NII increased 8.8%, driven by NII in LC and FC.

Local Currency Dynamics (LC)

NII in LC increased 9.4% YTD, due mainly to the following factors:

|	Earnings Release 2Q / 2024	Analysis of 2Q24 Consolidated Results

04. Net Interest Income (NII)

By the end of 1H24, interest income had grown 5.7% due to an uptick in loans, which was driven by loans in small business segments at BCP (excluding amortizations of GP). It is important to note that these loans have been subjected to pricing adjustments to reflect the current phase of the credit cycle. Investments, via growth in volumes, were a secondary driver in income expansion. Expenses fell 5.3% YTD, fueled primarily by a decrease in expenses for deposits, which was attributable to expansion in low-cost deposits.

Foreign Currency Dynamics (FC)

NII in FC rose 6.9% YTD due to the following dynamics:

YTD, interest income in FC at of 1H24 registered growth of 14.6%. This expansion was attributable, as was the case YoY, to loan growth, mainly via Middle Market Banking loans at BCP, which were disbursed at repriced rates in US Dollars. Available funds, where growth was spurred by higher market rates, constituted a secondary driver in the uptick in interest income. Interest expenses rose 24.2%, driven mainly by growth in times deposits in FC and to a lesser extent by an increase in debt obligations through BCRP and Banks.

|	Earnings Release 2Q / 2024	Analysis of 2Q24 Consolidated Results

05	Portfolio Quality and Provisions

The NPL level at Credicorp remains high as the Peruvian Financial System continues to struggle with complex credit cycle, where microfinance institutions are the hardest hit. At BCP Stand-alone, vulnerable clients are concentrated in Individuals and SME-Pyme but the portfolio’s level of diversification helps buffer the business during negative points in the cycle. As a monoliner, Mibanco is more exposed given that its loans are concentrated in microbusinesses.

QoQ, NPLs increased at Mibanco but registered a slight contraction at BCP. At Mibanco, growth in NPLs was driven by Government Loans (guaranteed) and by the evolution of loans to vulnerable clients, which was negatively impacted by events in 2023. At BCP, the contraction was associated with Government Loans. The NPL ratio dropped 24 bps QoQ and stood at 6.0% at quarter-end. Provisions rose due to a base effect, given that provisions related to the “El Niño” Phenomenon were reversed in 1Q24. If we isolate this effect, provisions rose due to growth in NPLs at Mibanco, which reported a deterioration in payment performance, higher write-offs, and a weakening in the payment capacity of overindebted clients. At BCP, provisions fell, driven mainly by Consumer and Mortgage.

5.1 Portfolio Quality

Quality of Total Loans (in quarter-end balances)

Loan Portfolio quality and Delinquency ratios	As of			% change
S/ 000	Jun 23	Mar 24	Jun 24	QoQ	YoY
Total loans (Quarter-end balance)	142,845,549	140,798,083	146,946,546	4.4%	2.9%
Write-offs	682,154	950,433	994,556	4.6%	45.8%
Internal overdue loans (IOLs)	5,979,395	6,205,024	6,230,761	0.4%	4.2%
Internal overdue loans over 90-days	4,562,341	4,702,733	4,760,837	1.2%	4.4%
Refinanced loans	2,084,124	2,557,749	2,555,135	-0.1%	22.6%
Non-performing loans (NPLs)	8,063,519	8,762,773	8,785,896	0.3%	9.0%
IOL ratio	4.2%	4.4%	4.2%	-17 bps	5 bps
IOL over 90-days ratio	3.2%	3.3%	3.2%	-10 bps	5 bps
NPL ratio	5.6%	6.2%	6.0%	-24 bps	34 bps

QoQ, NPLs rose 0.3%, led mainly by growth at Mibanco and partially offset by the evolution at BCP Stand-alone. Write-offs increased and remained high at 4.6%, and were concentrated primarily in SME-Pyme, Consumer and Credit Card, where write-offs of higher- risk overdue loans continue.

QoQ, NPLs increased at Mibanco, fueled primarily by growth in delinquency in government program loans, which have high coverage levels and are being executed through honoring processes, and by an uptick in delinquency in high-ticket loans among vulnerable clients affected by successive economic and climate impacts that intensified in 1Q23, in line with the scenario seen across the microfinance system. At BCP Stand-alone, the drop in NPLs was driven mainly by SME-Pyme, which registered growth in honoring of Reactive guarantees. If we exclude this effect, NPLs rise slightly but begin to show signs of stabilizing thanks to efforts to contain rising delinquency. The decrease in NPLs was partially offset by (i) Credit Cards, which registered growth in overdue loans to vulnerable clients who are highly indebted and lack stable income. This deterioration was concentrated in vintages originated in the first semester of 2023; and (ii) Mortgage, which reported growth in NPLs via clients that had already registered delinquency for consumer products.

YoY, NPLs rose 9.0%, led primarily by BCP Stand-alone and Mibanco. Growth in write-offs (+45.8%) was driven by SME-Pyme and Credit Cards, which were impacted by an increase in write-offs of overdue loans in highest risk segments.

YoY, growth in NPLs at BCP Stand-alone was attributable to: (i) Consumer, due to growth in refinancing to support clients in the most vulnerable sub-segments who are highly leveraged and lack stable employment, and to a lesser extent due to an expansion in overdue loans from old vintages; (ii) Wholesale Banking, due to refinancing for two specific corporate clients; (iii) Mortgage, due primarily to the same drivers in play QoQ and secondarily to refinancing granted in 3Q23; and (iv) Credit Cards, fueled by the same dynamics seen QoQ. This evolution was partially offset by SME-Pyme, which registered an uptick in honoring of guarantees for Reactiva loans. If we exclude this effect, NPLs in SME-Pyme rose primarily through an increase in judicial loans to clients with loans that had been reprogrammed during the pandemic (these loans are backed by ample guarantees) and through an increase in refinancing to contain

|	Earnings Release 2Q / 2024	Analysis of 2Q24 Consolidated Results

05. Portfolio Quality and Provisions

rising delinquency. The aforementioned was partially offset by an increase in write-offs. At Mibanco, the uptick in NPLs was driven by the same factors responsible for the QoQ result.

NPL Ratio for Total Loans

Credicorp’s NPL ratio dropped 24 bps QoQ to stand at 6.0%. This decrease was driven by loans growth and partially offset by the overdue loan dynamics described above.

If we analyze the QoQ evolution of the NPL Ratio by subsidiary we see:

●    BCP Stand-alone, where the NPL ratio fell 36 bps. In the case of Wholesale and SME Business, an improvement in the NPL ratio was driven mainly by loan growth while in SME-Pyme, the decrease was fueled mainly by a drop in NPL volumes.

● Mibanco, where the NPL Ratio rose 69 bps, triggered primarily by growth in NPL volumes and secondarily by a contraction in loans.

NPL Ratio for Total Loans at BCP (1)

Credicorp’s NPL ratio rose 33 bps YoY to stand at 6.0%. This growth was fueled by the same dynamics seen YoY for overdue loans and was partially offset by loan growth over the period.

If we analyze the YoY evolution of the NPL Portfolio by Subsidiary, we see:

●    BCP Stand-alone, where the NPL ratio rose 29 pbs. In the case of Individuals and Wholesale, growth was driven by an uptick in NPL volumes.

●    Mibanco, where the NPL ratio increases 124 bps, fueled primarily by a contraction in loans and to a lesser extent, by growth in NPL volumes.

5.2 Provisions and Cost of Risk Provisions and Cost of Risk for Total Loans
Loan Portfolio Provisions	Quarter			% change		Up to		% change
S/ 000	2Q23	1Q24	2Q24	QoQ	YoY	1H23	1H24	1H24 / 1H23
Gross provision for credit losses on loan portfolio	(886,123)	(910,189)	(1,193,548)	31.1%	34.7%	(1,688,230)	(2,103,737)	24.6%
Recoveries of written-off loans	81,872	95,490	100,177	4.9%	22.4%	156,981	195,667	24.6%
Provision for credit losses on loan portfolio, net of recoveries	(804,251)	(814,699)	(1,093,371)	34.2%	35.9%	(1,531,249)	(1,908,070)	24.6%
Cost of risk (1)	2.2%	2.3%	3.0%	76 bps	81 bps	2.1%	2.6%	51 bps
(1) Provisions for credit losses on loan portfolio, net of annualized recoveries / Average Total Loans. Provisions include the impact of the “El Niño” Phenomenon.

This past quarter, provisions rose 34.2%, driven mainly by a reversal of provisions for El Niño Phenomenon in 1Q24 for approximately S/ 250 million. In this context, the Cost of Risk (CofR) stood at 3.0%. Next, we will isolate the impact of this reversion in the analysis quarterly, annual and YTD provision dynamics.

QoQ, provisions increased 2.4%, fueled mainly by Mibanco and partially offset by BCP Stand-alone. At Mibanco, growth in provisions was driven primarily by further deterioration in payment performance of old vintages concentrated in higher-ticket loans; higher write-offs; and by weakening in the payment capacities of vulnerable clients. At BCP Stand-alone, the drop in provisions was triggered mainly by Consumer, which reported a reduction in refinancing QoQ, and by Mortgage, which exhibited a strengthening in client payment capacity through a decrease in the level of leverage observed. This evolution was partially offset by Wholesale, due to the base effect generated by the fact that provisions reversals were higher in 1Q24, and by Credit Cards, which were impacted by an uptick in deterioration in payment performance, mainly associated with vulnerable clients from vintages dating back more than 2 years. In this scenario and excluding the effect of El Niño provisions, CofR rose 5 bps QoQ to stand at 3.0%.

|	Earnings Release 2Q / 2024	Analysis of 2Q24 Consolidated Results

05. Portfolio Quality and Provisions

Cost of Risk by Subsidiary(1)
YoY, provisions increased 35.9%, driven by BCP Stand-alone and Mibanco. At BCP Stand-alone, growth was led by (i) SME-Pyme, driven by a weakening in the payment capacity of clients that already presented high leverage and by further deterioration in the payment behavior of old vintages from 4Q22 and 1H23, (ii) Credit Cards, due to the same dynamics as those seen QoQ; and (iii) Mortgage, due to a weakening in the payment capacities of clients who already registered delinquency in consumer products. Growth in provisions this quarter was partially offset by the drop in provisions in Consumer. At Mibanco, the uptick in provisions was driven by the same dynamics in play QoQ. YTD, provisions rose 41.1%, fueled primarily by BCP Stand-alone an Mibanco. This increase was driven by SME-Pyme, Credit Cards and Mortgage at BCP Stand-alone and by Mibanco, via the same dynamics that drove the YoY evolution.
(1) It includes the impact of the “El Niño” Phenomenon”.
In this context, the CofR rose 81 bps YoY to stand at 3.0%.

QoQ Underlying Cost of Risk Evolution*	YoY Underlying Cost of Risk Evolution

(*) It excludes the reversals of provisions for “El Niño” Phenomenon. (1) Others include BCP Bolivia, Mibanco Colombia, ASB and eliminations.	(*) In the YoY view, no reversal of provisions was generated due to the “El Niño” Phenomenon. (1) Others include BCP Bolivia, Mibanco Colombia, ASB and eliminations.

YTD Underlying Cost of Risk Evolution*

(*) It excludes the reversals of provisions for “El Niño” Phenomenon. (1) Others include BCP Bolivia, Mibanco Colombia, ASB and eliminations.

Coverage Ratio of NPLs (in Quarter-end balances)
Loan Portfolio Quality and Delinquency Ratios	As of			% change
S/ 000	Jun 23	Mar 24	Jun 24	QoQ	YoY
Total loans (Quarter-end balance)	142,845,549	140,798,083	146,946,546	4.4%	2.9%
Allowance for loan losses	7,956,184	8,190,343	8,350,024	1.9%	5.0%
Non-performing loans (NPLs)	8,063,519	8,762,773	8,785,896	0.3%	9.0%
Allowance for loan losses over Total loans	5.6%	5.8%	5.7%	-14 bps	11 bps
Coverage ratio of NPLs	98.7%	93.5%	95.0%	157 bps	-363 bps

|	Earnings Release 2Q / 2024	Analysis of 2Q24 Consolidated Results

05. Portfolio Quality and Provisions

Allowance for loan losses (in S/ millions)

QoQ, the accumulated provisions balance increased 1.9%, driven primarily by SME-Pyme, Credit Cards and Mortgage at BCP Stand-alone.

YoY, the accumulated provisions balance rose 5.0%, fueled mainly by SME- Pyme and Individuals at BCP Stand-alone.

(1) Others include Mibanco Colombia, ASB and eliminations.

NPL Coverage Ratio[1]

The NPL Coverage Ratio for Total Loans stood at 95.0% at the end of 2Q24. If we exclude NPLs relative to Government Loans, the ratio stands at 98.2%.

QoQ

The TotaL NPL Coverage Ratio at Credicorp increased 157 bps, driven by the evolution at BCP Stand-alone. Next, we will look at the evolution at BCP Stand-alone by isolating the effect of NPL volumes for Government Program loans, which have ample guarantees and are being satisfactorily honored.

(1) It excludes GP Loans for BCP Stand-Alone and Mibanco.

QoQ, the NPL Coverage Ratio at BCP Stand-alone, excluding Government Programs, rose 159 pbs to stand at 96.6%. This evolution was fueled mainly by a higher allowance for loan losses in Credit Cards and SME-Pyme.

YoY
The Total NPL Coverage Ratio at Credicorp contracted 363 bps YoY, driven mainly by the evolution at BCP Stand-alone and Mibanco. Next, we will analyze this evolution by isolating the impact of NPL volumes in the Government Loan portfolio.

YoY, the NPL Coverage Ratio at BCP Stand-alone, excluding Government Programs, contracted 8 pp, fueled mainly by:
● Individuals: primarily due to growth in NPLs in Consumer, Credit Cards and Mortgage.
● Business Clients: primarily due to a contraction in the allowance for loan losses in Wholesale.

YoY, the NPL Coverage Ratio at Mibanco, excluding Government Programs, contracted 21bps to stand at 98.5%. The contraction in the ratio was driven mainly by an increase in NPLs, associated with vulnerable clients who have been affected by successive economic and climate impacts that intensified in 1Q23.

|	Earnings Release 2Q / 2024	Analysis of 2Q24 Consolidated Results

06	Other Income

The evolution of Other Core Income was bolstered by our operations at BCP Bolivia. If we exclude the effects of these operations, Other Core Income increased 10.6% QoQ. Growth was concentrated at BCP, driven by (i) an increase in transactions through Yape and growth in the volume of interbank transfers; and (ii) expansion the volume of FX transactions. YoY and YTD, the uptick of 16.7% and 12.8%, respectively, was led by BCP, driven primarily by Yape and core transactional services at the bank. Additionally, Credicorp Capital was a contributor of fee income growth through the Wealth Management and Brokerage businesses.

QoQ, Other Non-core Income rose, buoyed by extraordinary income at BCP and Pacífico and by an increase in the Net gain on securities following a revaluation of BCP’s portfolio. YoY and YTD, growth in Other Non-core Income was in line with (i) an increase in income from derivatives via gains generated by trading strategies at Credicorp Capital, and the currency hedging

6.1. Other Core Income

Other Core Income	Quarter			% Change		Up to		% Change
S/ (000)	2Q23	1Q24	2Q24	QoQ	YoY	1H23	1H24	1H24 / 1H23
Fee Income	960,550	1,062,501	1,148,830	8.1%	19.6%	1,842,331	2,211,331	20.0%
Net Gain on Foreing exchange transactions	210,944	166,269	217,896	31.1%	3.3%	459,459	384,165	-16.4%
Total Other Income	1,171,494	1,228,770	1,366,726	11.2%	16.7%	2,301,790	2,595,496	12.8%

It is important to note that since 2023, Other Core Income have been impacted by our operations at BCP Bolivia, which has adapted its fee structure for foreign transfers to offset losses on currency purchase-sale operations.

If we exclude income from these transactions, Other Core Income rose 10.6% QoQ, 16.3% YoY and 12.4% YTD. This growth was primarily driven by an uptick in fee income and to a lesser extent, by a rise in the FX transactions volume at BCP, which was fueled mainly by transactions via digital channels in retail banking. Volumes in Wholesale Banking remained stable over the period.

Fee Income by Subsidiary
Net Fee Income by Subsidiary	Quarter			% Change		Up to		% Change
(S/ 000)	2Q23	1Q24	2Q24	QoQ	YoY	1H23	1H24	1H24 / 1H23
BCP Stand-Alone	723,230	771,463	812,504	5.3%	12.3%	1,421,437	1,583,967	11.4%
BCP Bolivia	95,027	153,969	152,567	-0.9%	60.6%	145,161	306,536	111.2%
Mibanco	30,984	24,173	21,773	-9.9%	-29.7%	59,675	45,946	-23.0%
Mibanco Colombia	10,724	11,250	11,043	-1.8%	3.0%	19,798	22,293	12.6%
Pacífico	-3,499	-3,199	-2,488	-22.2%	-28.9%	-6,630	-5,687	-14.2%
Prima	88,408	94,528	99,102	4.8%	12.1%	177,904	193,630	8.8%
ASB	16,878	17,062	15,485	-9.2%	-8.3%	32,132	32,547	1.3%
Credicorp Capital	115,900	128,148	153,482	19.8%	32.4%	223,058	281,630	26.3%
Eliminations and Other (1)	-117,102	-134,893	-114,638	-15.0%	-2.1%	-230,204	-249,531	8.4%
Total Net Fee Income	960,550	1,062,501	1,148,830	8.1%	19.6%	1,842,331	2,211,331	20.0%
(1) Correspond mainly to the eliminations of Bancasseguros between Pacífico, BCP, and Mibanco

If we exclude transactions at BCP Bolivia, the evolution of Fee Income reflected the following dynamics:

QoQ, fee Income rose 9.7%. This growth was mainly driven by an increase in fee income at BCP Stand-alone, which will be explained below. Additionally, fee income rose at Credicorp Capital through its Wealth and Asset Management Businesses, which registered an increase in AUMs, and via a recovery in fee income through its Brokerage business, as our strategy to focus on recurring businesses begins to bear fruit.

YoY, growth of 15.1% was fueled primarily by an increase in fee income, which was spurred by same dynamics seen QoQ at BCP Stand-alone and Credicorp Capital, and secondarily by an uptick in flow commissions at Prima AFP, which reflected an increase in the monthly insurable renumeration level.

YTD, the 12.4% increase in fee income was driven by the same dynamics for fees seen YoY at BCP Stand-alone, Credicorp Capital and Prima AFP.

|	Earnings Release 2Q / 2024	Analysis of 2Q24 Consolidated Results

06. Other Income

Fee Income at BCP Stand-alone

Composition of Fee Income at BCP Stand-alone (*)
BCP Stand-alone Fees		Quarterly		% Change		Up to		% Change
(S/ 000,000)	2Q23	1Q24	2Q24	QoQ	YoY	1H23	1H24	1H24 / 1H23
Payments and transactionals (1)	322.9	340.2	333.6	-1.9%	3.3%	644.0	673.8	4.6%
Yape	20.2	56.0	72.4	29.2%	258.2%	8.7	128.4	n.a.
Liability accounts (2)	182.0	179.3	191.3	6.7%	5.1%	360.0	370.6	3.0%
Loan Disbursement (3)	91.6	90.1	101.0	12.1%	10.3%	186.8	191.1	2.3%
Off-balance sheet	57.2	57.3	55.0	-4.0%	-3.7%	118.8	112.3	-5.4%
Insurances	30.5	33.6	34.7	3.2%	13.6%	61.6	68.4	10.9%
ASB	8.5	9.5	17.7	86.5%	107.0%	18.3	27.1	48.1%
Others (4)	10.4	5.4	6.8	25.6%	-35.0%	23.3	12.1	-47.9%
Total	723.3	771.5	812.5	5.3%	12.3%	1,421.5	1,584.0	11.4%
(*) This table corresponds to management numbers.
(1) Corresponds to fees from credit and debit cards; payments and collections. It is not comparable with the same line of previous reports given the change in details.
(2) Corresponds to fees from Account maintenance, interbank transfers, national money orders, and international transfers.
(3) Corresponds to fees from retail and wholesale loan disbursements.
(4) Use of third-party networks, other services to third parties, and Commissions in foreign branches.

QoQ, fee income grew 5.3%, driven mainly by growth in the fee volume through:

●    Yape, which represents 40% of the growth in commissions at BCP and where the uptick in income was led by bill payments, followed by merchant fees and mobile top-ups.

●    Liability and transactional accounts, due to an increase in the volume of inter-bank transfers.

●    An extraordinary income from the structuring business.

YoY, fee income rose 12.3%, spurred mainly by growth in fee levels through:

●    Yape, which represents 58% of the growth in commissions at BCP and where growth in income was led by bill payments, followed by merchant fees and mobile top-ups.

●    Payment and transactionals, primarily through credit and debit card fees, which grew 10.3%.

●    Liability and transactional accounts, via an increase in the volume of inter-bank transfers.

●    Extraordinary income from the structuring business.

YTD, fee income increased 11.4%, which primarily reflects growth in the fee level received from:

●    Yape, which represents 74% of the growth in commissions at BCP where the uptick in income was led by service payments, followed by merchant fees and mobile top-ups.

●    Payments and transactionals, primarily through credit and debit card fees, which grew 7.8%.

●    Liability and transactional accounts due to growth in the inter-bank transfer volume.

6.2 Other Non-Core Income

Other Non-Core Income	Quarter			% Change		Up to		% Change
S/ (000)	2Q23	1Q24	2Q24	QoQ	YoY	1H23	1H24	1H24 / 1H23
Net Gain Securities	68,603	61,745	92,711	50.2%	35.1%	138,639	154,456	11.4%
Net Gain from associates (1)	23,689	32,295	28,728	-11.0%	21.3%	50,901	61,023	19.9%
Net Gain of derivatives held for trading	16,671	39,984	41,748	4.4%	150.4%	10,101	81,732	709.1%
Net Gain from exchange differences	2,996	-5,621	-7,933	41.1%	-364.8%	25,959	-13,554	-152.2%
Other non-operative income	149,671	102,221	139,499	36.5%	-6.8%	239,009	241,720	1.1%
Total Other Non-Core Income	261,630	230,624	294,753	27.8%	12.7%	464,609	525,377	13.1%
(1) Includes gains on other investments, which are mainly attributable to the Banmedica result.

|	Earnings Release 2Q / 2024	Analysis of 2Q24 Consolidated Results

06. Other Income

Other Non-Core Income QoQ evolution (Thousands of soles)	Other Non-Core Income YoY evolution (Thousands of soles)

Other Non-Core Income YTD evolution (Thousands of soles)

(1) Others: includes Grupo Crédito, Credicorp Individual, eliminations and others.

QoQ, Other Non-Core income increased. This evolution was mainly driven by growth in (i) Other Income at BCP Stand-alone, which was bolstered by a property sale, and at Pacífico, due to a reversal of provisions to adjust to projected earnings; and (ii) growth in the Net gain on securities, which was fueled mainly by the revaluation of the trading portfolio at BCP Stand-alone.

YoY, Other Non-Core Income rose, propelled mainly by growth through:

●    An increase in the Net gain on derivatives, which reflects gains through trading strategies in Colombia and Chile at Credicorp Capital, and gains on currency hedging instruments at ASB, which were partially offset by losses on its FC positions.

●    Growth in the Net gain on securities, which reflected the revaluation of the trading portfolio as the dynamics that drove performance at BCP Stand-alone QoQ.

●    Extraordinary income at Pacífico, in line with the reversal of provisions to adjust to projected earnings.

YTD, Other Non-Core Income rose, driven by the same dynamics seen YoY and by the increase in the Net gain on derivatives and growth in the Net gain on securities and Other income in particular.

|	Earnings Release 2Q / 2024	Analysis of 2Q24 Consolidated Results

07	Insurance Underwriting Results

QoQ, the Insurance Underwriting Result rose 13.1%. This evolution was driven primarily by an improvement in the Reinsurance Result, which was fueled mainly by P & C. It is worth mentioning that the Life business contributed to the higher Insurance Underwriting Result, mainly through lower Insurance Services Expenses.

YoY, the Insurance Underwriting Result increased 6.4%, fueled mainly by a drop in Insurance Service Expenses, primarily via Disability and Survivorship, which experienced a decrease in survivorship claims.

YTD, the Insurance Underwriting Result was relatively stable (+0.3%)

Insurance Underwriting Results		Quarterly			% Change		Up to		% change
S/ 000		2Q23	1Q24	2Q24	QoQ	YoY	1H23	1H24	1H24 / 1H23
Total	Income from Insurance Services	945.9	937.9	909.1	-3.1%	-3.9%	1899.8	1847.1	-2.8%
	Expenses for Insurance Services	(550.4)	(476.2)	(496.1)	4.2%	-9.9%	-1095.6	-972.3	-11.3%
	Reinsurance Results	(98.9)	(182.6)	(97.5)	-46.6%	-1.4%	-211.3	-280.2	32.6%
	Insurance Undewrwriting Result	296.6	279.1	315.5	13.1%	6.4%	592.9	594.6	0.3%
P&C	Income from Insurance Services	427.0	468.4	443.3	-5.3%	3.8%	840.3	911.7	8.5%
	Expenses for Insurance Services	(272.6)	(237.9)	(302.0)	26.9%	10.8%	-558.7	-539.8	-3.4%
	Reinsurance Results	(70.7)	(152.7)	(75.6)	-50.5%	6.8%	-152.0	-228.3	50.2%
	Insurance Undewrwriting Result	83.6	77.8	65.8	-15.4%	-21.3%	129.6	143.6	10.8%
Life	Income from Insurance Services	491.4	438.1	456.1	4.1%	-7.2%	1011.2	894.2	-11.6%
	Expenses for Insurance Services	(270.7)	(232.0)	(205.3)	-11.5%	-24.2%	-527.9	-437.3	-17.2%
	Reinsurance Results	(294.7)	(256.3)	(223.3)	-37.5%	-49.1%	-579.1	-479.6	-34.5%
	Insurance Undewrwriting Result	196.8	181.8	232.8	28.1%	18.3%	432.1	414.6	-4.0%
Crediseguros	Income from Insurance Services	29.6	34.4	16.0	-53.5%	-46.0%	52.6	50.4	-4.2%
	Expenses for Insurance Services	(10.2)	(11.5)	5.9	-151.4%	-158.0%	-16.5	-5.6	-65.9%
	Reinsurance Results	(7.6)	(8.5)	(10.1)	19.5%	33.3%	-13.2	-18.6	40.3%
	Insurance Undewrwriting Result	11.8	14.4	11.8	-17.9%	0.4%	22.9	26.2	14.5%

QoQ, the Insurance Underwriting Result rose 13.1% due to a significant improvement in Reinsurance results (-46.6%). This was partially offset by lower Insurance Service Income (-3.1%) and an uptick in Insurance Service Expenses (+4.2%).

YoY, the Insurance Underwriting Result increased 6.4%, driven by a drop in Insurance Service Expenses (-9.9%). This drop in expenses was partially attenuated by a decrease in Insurance Service Income (-3.9%).

YTD, the Insurance Underwriting Result was stable (+0.3%).

P & C [1] Insurance

QoQ, the Insurance Underwriting Result fell 15.4%. The following dynamics were noteworthy:

[1] Property & Casualty

|	Earnings Release 2Q / 2024	Analysis of 2Q24 Consolidated Results

07. Insurance Underwriting Results

● Insurance Service Income fell 5.3%, driven mainly by P & C Risks, which reported a drop in premiums allotted for the period[2].
● Insurance Service Expenses increased 26.9%, mainly via P & C Risks, which registered growth in expenses for claims, particularly in the Aviation product.
● The Reinsurance Result improved, mainly through P & C Risks, which reported higher levels of claims recovered from reinsurers (particularly at the Aviation product) and a drop in levels of ceded premiums (adjusted for current risks reserves).

YoY, the Insurance Underwriting Result fell 21.3%. The following dynamics were noteworthy:
● Insurance Service Income rose 3.8%, driven by P & C Risks and Medical Assistance, in line with an uptick in premiums allocated to the coverage period- fueled by growth in premium turnover last quarter.
● Insurance Service Expenses increased 10.8%, fueled mainly by Medical Assistance, which reported growth in average claims costs and an increase in IBNR reserves.
● The Reinsurance Result deteriorated, driven primarily by P & C Risks through a drop in fee income due to a decrease in ceded premiums.
YTD, the Insurance Underwriting Result rose 10.8%, spurred mainly by both higher Insurance Service Revenue and lower Insurance Service Expenses, particularly in P&C Risks.

Life Insurance

QoQ, the Insurance Underwriting Result increased 28.1%. The following dynamics were noteworthy:
● Insurance Service Income rose 4.1%, driven primarily by Credit Life through growth in premiums allocated to the coverage period, which were attributable mainly to bancassurance. This was partially offset a drop in income in Group Life and D&S3.
● Insurance Service Expenses dropped 11.5%, fueled mainly by Credit Life via a drop in claims frequency and D&S, through higher reserve releases for incurred claims.
● The Reinsurance Result improved, which reflected a reduction in ceded premiums in D&S.

YoY, the Insurance Underwriting Result rose 18.3% due to the following dynamics:
● Insurance Service Income fell 7.2%. This reduction was driven mainly by D&S and reflected a drop in the rate and tranche awarded under SISCO VII compared to the terms secured under SISCO VI. This was partially offset by Credit Life, which registered an increase in premiums allocated to the coverage period, mainly through bancassurance.
● Insurance Service Expenses fell 24.2%, which was fueled primarily by D&S in line with a decrease in the tranches obtained through the new SISCO VII contract. Credit Life and Individual Life also contributed to this dynamic, albeit to a lesser extent.
● The Reinsurance result improved due to a drop in ceded premiums in D&S.
YTD, the Insurance Underwriting Result decreased 4.0%, driven mainly by both lower Insurance Service Income and higher Insurance Service Expenses, particularly in the D&S product.

[2] Premiums allotted for the period = Direct premiums + change of RRC + Fees
[3] Disability & Survivorship

|	Earnings Release 2Q / 2024	Analysis of 2Q24 Consolidated Results

08	Operating Expenses

Operating expenses rose 9.2% YTD, driven primarily by core businesses at BCP Stand-alone and disruptive initiatives at the Credicorp level. Core business expenses at BCP increased due to (i) new hires to cover vacancies on the traditional business and hiring new of more specialized digital talent; and (ii) higher administrative expenses where the most significant increase is an uptick in cloud use due to growth in transactionality among increasingly digitalized customers. Expenses for disruptive initiatives at the Credicorp level increased 29.2%. The primary contributor to this growth was Yape, where experienced an uptick in transactions and new product development led to an increase in IT-related expenses.

Total Operating Expenses

Operating expenses	Quarter			% change		Up to		% change
S/ 000	2Q23	1Q24	2Q24	QoQ	YoY	1H23	1H24	1H24 / 1H23
Salaries and employees benefits	1,054,735	1,107,069	1,141,823	3.1%	8.3%	2,084,293	2,248,892	7.9%
Administrative and general expenses	871,046	888,583	1,017,707	14.5%	16.8%	1,706,106	1,906,290	11.7%
Depreciation and amortization	160,549	175,146	172,204	-1.7%	7.3%	321,628	347,350	8.0%
Association in participation	16,742	8,847	9,200	4.0%	-45.0%	29,354	18,047	-38.5%
Operating expenses	2,103,072	2,179,645	2,340,934	7.4%	11.3%	4,141,381	4,520,579	9.2%

To analyze expenses, our analysis focuses on YTD movements to eliminate the effects of seasonality between quarters.

Operating expenses grew 9.2% YTD due to:

● Growth in Salaries and employee benefits, which was driven mainly by an increase in headcount to cover vacancies and moves to hire specialized IT personnel.
● An increase in administrative and general expenses, which reflected the impact of extraordinarily low expenses for taxes and contributions in 2Q23. Growth in operating expenses over the period was driven by an uptick in transactions through digital channels, which led to higher expenses for cloud use and other IT-related activities.

Administrative and general expenses

Administrative and general expenses	Quarter			% change		Up to		% change
S/ 000	2Q23	1Q24	2Q24	QoQ	YoY	1H23	1H24	1H24 / 1H23
IT expenses and IT third-party services	256,348	282,905	294,997	4.3%	15.1%	497,280	577,902	16.2%
Advertising and customer loyalty programs	174,021	124,569	204,156	63.9%	17.3%	309,788	328,725	6.1%
Taxes and contributions	20,557	92,887	94,448	1.7%	359.4%	105,630	187,335	77.4%
Audit Services, Consulting and professional fees	67,017	58,992	75,845	28.6%	13.2%	118,895	134,837	13.4%
Transport and communications	57,437	54,064	60,225	11.4%	4.9%	108,473	114,289	5.4%
Repair and maintenance	37,555	32,638	34,598	6.0%	-7.9%	63,345	67,236	6.1%
Agents’ Fees	27,747	27,388	29,375	7.3%	5.9%	53,899	56,763	5.3%
Services by third-party	27,661	28,415	35,950	26.5%	30.0%	55,172	64,365	16.7%
Leases of low value and short-term	25,282	30,465	31,002	1.8%	22.6%	50,398	61,467	22.0%
Miscellaneous supplies	27,837	18,653	24,700	32.4%	-11.3%	60,830	43,353	-28.7%
Security and protection	16,004	15,903	16,544	4.0%	3.4%	31,793	32,447	2.1%
Subscriptions and quotes	16,024	17,172	24,220	41.0%	51.1%	29,110	41,392	42.2%
Electricity and water	14,954	11,736	13,614	16.0%	-9.0%	26,451	25,350	-4.2%
Electronic processing	9,791	7,748	6,016	-22.4%	-38.6%	18,521	13,764	-25.7%
Insurance	5,022	5,172	7,370	42.5%	46.8%	13,772	12,542	-8.9%
Cleaning	5,463	5,744	5,629	-2.0%	3.0%	10,625	11,373	7.0%
Others	82,326	74,132	59,018	-20.4%	-28.3%	152,124	133,150	-12.5%
Total	871,046	888,583	1,017,707	14.5%	16.8%	1,706,106	1,906,290	11.7%

Administrative and general expenses rose 11.7% YTD. This growth is over an extraordinarily low base in 2Q23. The increase in operating expenses corresponds to higher IT expenses and IT third-party services at BCP, as well as disruptive initiatives at Credicorp level.

|	Earnings Release 2Q / 2024	Analysis of 2Q24 Consolidated Results

08. Operating Expenses

Operating Expenses for Core Businesses and Disruption (1)

Operating Expenses	Quarter			% change		Up to		% change
S/ 000	2Q23	1Q24	2Q24	QoQ	YoY	1H23	1H24	1H24 / 1H23
Core Business BCP	1,159,319	1,203,361	1,302,902	8.3%	12.4%	2,308,600	2,506,263	8.6%
Core Business Mibanco	300,220	304,389	295,728	-2.8%	-1.5%	598,000	600,117	0.4%
Core Business Pacifico	72,708	76,174	75,397	-1.0%	3.7%	136,976	151,571	10.7%
Disruption (2)	223,197	245,757	283,515	15.4%	27.0%	409,613	529,273	29.2%
Others (3)	347,627	349,964	383,391	9.6%	10.3%	688,192	733,355	6.6%
Total	2,103,072	2,179,645	2,340,934	7.4%	11.3%	4,141,381	4,520,579	9.2%

(1) Management figures.

(2) Includes disruptive initiatives at the subsidiaries and Krealo.

(3) Includes Credicorp Capital, ASB, Prima, BCP Bolivia, Mibanco Colombia, and other entities within the Group.

BCP’s core business accounted for 52.1% of the 9.2% YTD increase in operating expenses, and disruptive initiatives, 31.6%.

The increase in expenses through core businesses at BCP was driven by:

● Core business expenses excluding IT
● Growth in Salaries and employee benefits, which reflected an increase in headcount to cover vacancies.
● Technology expenses (IT)
● An increase in expenses for server use, in line with growth in the transaction volume, which was driven upward by an increase in transactions through digital channels in an increasingly digitalized client base. Total monetary transactions and transactions through digital channels grew 90.8% and 116.9%, respectively.
● More specialized personnel with digital capacities were employed with higher average salaries.
● Expenses related to project discontinuation.

Disruption expenses accounted for 11.7% of total expenses and rose 29.2% in the first half of 2024. These expenses correspond primarily to disruptive initiatives such as Yape, where an uptick in transactionality and new product development generated IT- related expenses. At the end of 2Q24, Yape, Tenpo and Culqi were the primary contributors to expenses and represented 66% of total expenses for disruptive initiatives.

|	Earnings Release 2Q / 2024	Analysis of 2Q24 Consolidated Results

09 Operating Efficiency

The efficiency ratio improved 19 bps YTD. Improvement this quarter reflects the fact that the increase in income outpaced the growth generated in expenses. This evolution was fueled by an uptick in core income, which was driven by a rise in net interest income via an improvement in the loan mix and by an increase in fee income, which was spearheaded by Yape.

Efficiency ratio (1) reported by subsidiary.

Subsidiary		Quarter		% change		Up to		% change
	2Q23	1Q24	2Q24	QoQ	YoY	1H23	1H24	1H24 / 1H23
BCP	37.3%	36.2%	38.2%	200 bps	90 bps	37.1%	37.3%	20 bps
BCP Bolivia	60.7%	58.1%	58.2%	10 bps	-250 bps	60.5%	58.1%	-240 bps
Mibanco Peru	52.4%	53.3%	51.0%	-230 bps	-140 bps	53.2%	52.1%	-110 bps
Mibanco Colombia	88.8%	85.5%	78.9%	-660 bps	-990 bps	91.0%	82.1%	-890 bps
Pacifico	26.3%	27.7%	27.5%	-20 bps	120 bps	24.0%	27.6%	360 bps
Prima AFP	49.8%	50.4%	52.2%	180 bps	240 bps	49.7%	51.3%	160 bps
Credicorp	44.6%	43.6%	44.9%	131 bps	30 bps	44.4%	44.3%	-19 bps

(1) Operating expenses / Operating income (under IFRS 17). Operating expenses = Salaries and employees benefits + Administrative expenses + Depreciation and amortization + Association in participation + Acquisition cost. Operating income = Net interest, similar income, and expenses + Fee income + Net gain on foreign exchange transactions + Net gain from associates +Net gain on derivatives held for trading + Net gain from exchange differences + Net Insurance Underwriting Results.

Our analysis will focus on YTD movements to eliminate the effects of seasonality between quarters.

The efficiency ratio registers an improvement of 19 bps YTD. This evolution was driven primarily by growth in core income, which was fueled by an improvement in the loan mix and an increase in fee income through digital channels and Yape in particular. Income growth was bolstered by controlled expenses.

|	Earnings Release 2Q / 2024	Analysis of 2Q24 Consolidated Results

10 Regulatory Capital

Regulatory Capital Ratio stood 1.33 times above the regulatory limit.

IFRS CET1 at BCP Stand-alone dropped 74bps YoY to stand at 12.05%. This evolution, which was driven by growth in RWAs, was attributable to loan expansion and partially offset by an increase in Retained Earnings.

The IFRS CET1 ratio at Mibanco rose 12 bps YoY, situating at 16.72%. A drop in RWAs (-11.7%), which was offset by a decrease in the balance for Retain Earnings (-113.0%), impacted this dynamic.

10.1 Regulatory Capital at Credicorp

Capital analysis of Financial Group.

In 2022, the Superintendency of Banking, Insurance, and AFP (SBS) established the legal bases to align the country’s regulato ry framework with the capital standards set by Basel III. The entity issued resolutions that modified both the structure and composition of regulatory capital and capital requirements for companies in the financial system. Most of these changes were implemented beginning in 2023. For more details, we suggest you refer to our 1Q23 Quarterly Report.

In 2024, with the objective to continue aligning local regulation with Basel III, the SBS modified the structure and composition of Total Regulatory Capital for financial conglomerates. These changes included incorporating the following elements in the calculation of Total Regulatory Capital: (i) Retained Earnings1 and (ii) Unrealized Gains/Losses2, as well as deductions of Net Intangible Assets & DTAs.

Two minimum capital requirements have been included: minimum required for Common Equity Tier 1 Capital (CET 1) and minimum Tier 1 Total Regulatory Capital (Tier 1).

●	Minimum required for CET 1: 45% of Credicorp’s capital requirement and 100% of the conservation, economic cycle and risk concentration buffers.
●	Minimum required for Tier 1: 60% of Credicorp’s capital requirement and 100% of the conservation, economic cycle and risk concentration buffers.

Regarding Credicorp, at the end of 2Q24, the Regulatory Capital Ratio stood 1.33 times above the minimum required, which attests our financial solidness and stability.The ratio increased 6 bps QoQ driven by an increase in Retained Earnings, particularly at BCP, and by growth in Discretionary Reserves related to profit sharing in 2023 and dividend payment. The uptick in the Regulatory Capital Ratio was offset by an increase in the requirements due to loan growth at subsidiaries.

Regulatory Tier 1 rose 1.71 times (+10 bps) while Common Equity Tier 1 stood at 2.09 (+12 bps), both ratios are above the minimum required. Growth in both ratios was driven by the same dynamics that fueled an uptick in Total Regulatory Capital Ratio.

1 Includes Accumulated Earnings solely from Financial Entities Supervised by the SBS, according to the current regulation.

2 Includes Unrealized Losses attributable to Available-For-Sale Investments in debt instruments issued by the Peruvian Government, other Governments with Investment Grade Ratings, the Peruvian Central Bank and other instruments, in accordance with current regulation.

|	Earnings Release 2Q / 2024	Analysis of 2Q24 Consolidated Results

10. Regulatory Capital

10.2 Analysis of Capital at BCP Stand-alone

BCP Stand-alone’s IFRS CET 1 ratio registered growth of 20 bps QoQ to stand at 12.05% at the end of 2Q24. This level, which was above our internal appetite of 11%, reflected an increase in Retained Earnings, which was in turn driven by the evolution of BCP’s business. Growth in Retained Earnings was offset by a 5.1% increase in total loans. YoY, the IFRS CET 1 ratio dropped 74 bps. This evolution was fueled by growth in RWAS, which rose on the back of an increase in NPLs.

Finally, under the parameters of current regulation, the Regulatory Global Capital Ratio stood at 16.24% (+12 pbs TaT). This result compares favorably with the mininum required by the regulator (12.58%) as of June 2024, and reflects our prudent solvency management. QoQ and YoY, the Regulatory Global Capital Ratio was impacted by the same dynamics that drove the evolutin of IFRS CET1.

The local CET 1 ratio stood at 11.90%, which comparese favorably with the 6.68% minimum required as of June 2024.

10.3 Analysis of Capital at Mibanco

At the end of 2Q24, the IFRS CET 1 Ratio at Mibanco stood at 16.72% (66 bps QoQ), above our internal appetite of 15%. This increase was driven primarily by a drop in the RWA level, which reflected a contraction in total loans, and secondarily by an uptick in the level of Retained Earnings. YoY, this ratio rose 12 bps, impacted by a decrease in the RWA level (same dynamics as those seen QoQ) but offset by a drop in the balance for Retained Earnings.

The Regulatory Global Capital Ratio at Mibanco stood at 18.95% (-92 bps QoQ), which is comfortably above the mínimum required by the regulatory of 13.36%. This variation was driven by the same factors as those that droven the evolution of IFRS CET 1. The local CET 1 ratio situated at 16.62% at quarter-end, which compares favorably with the minimum of 6.68% required at the end of June 2024.

|	Earnings Release 2Q / 2024	Analysis of 2Q24 Consolidated Results

11 Economic Outlook

In 2Q24, the Peruvian economy is expected to have grown around 4.0% YoY, the second positive print after four quarters of declines. Primary sectors are estimated to have grown 7.5% over the period, bolstered by the agriculture, fishing, and primary manufacturing sectors, while non-primary sectors are projected to have expanded approximately 3.0% YoY, driven by services and non-primary manufacturing.

The annual inflation rate continued to slow, closing the quarter at 2.3% YoY (3.0% YoY in 1Q24). As such, the BCRP continued reducing its policy rate and cut it by 25 bps in May to 5.75%.

According to the BCRP, the exchange rate closed at USDPEN 3.83 in 2Q24, a depreciation of 3.2% compared to the print at the end of 1Q24 and 3.4% compared to the end of 2023.

Peru: Economic Forecast

	2018	2019	2020	2021	2022	2023	2024 (4)
GDP (US$ Millions)	226,919	232,519	205,933	226,140	245,209	268,027	281,609
Real GDP (% change)	4.0	2.2	-10.9	13.4	2.7	-0.6	3.0
GDP per capita (US$)	7,190	7,237	6,312	6,845	7,342	8,026	8,258
Domestic demand (% change)	4.1	2.2	-9.6	14.5	2.3	-1.7	3.3
Gross fixed investment (as % GDP)	22.2	22.5	21.0	25.1	25.3	22.9	23.2
Financial system loan without Reactiva (% change) (1)	10.3	6.4	-4.3	12.6	9.7	2.8	3.6
Inflation, end of period(2)	2.2	1.9	2.0	6.4	8.5	3.2	2.5
Reference Rate, end of period	2.75	2.25	0.25	2.50	7.50	6.75	5.00
Exchange rate, end of period	3.37	3.31	3.62	3.99	3.81	3.71	3.75
Exchange rate, (% change) (3)	-4.0%	1.8%	-9.3%	-10.3%	4.5%	2.7%	-1.2%
Fiscal balance (% GDP)	-2.3	-1.6	-8.9	-2.5	-1.7	-2.8	-2.8
Public Debt (as % GDP)	25.6	26.6	34.6	35.9	33.8	32.9	33.4
Trade balance (US$ Millions)	7,201	6,879	8,102	14,977	10,333	17,401	19,000
(As % GDP)	3.2%	3.0%	3.9%	6.6%	4.2%	6.5%	6.7%
Exports	49,066	47,980	42,826	62,967	66,235	67,241	70,000
Imports	41,866	41,101	34,724	47,990	55,902	49,840	51,000
Current account balance (As % GDP)	-1.2%	-0.6%	1.1%	-2.2%	-4.0%	0.6%	0.2%
Net international reserves (US$ Millions)	60,121	68,316	74,707	78,495	71,883	71,033	74,000
(As % GDP)	26.5%	29.4%	36.3%	34.7%	29.3%	26.5%	26.3%
(As months of imports)	17	20	26	20	15	17	17

Sources: INEI, BCRP y SBS.
(1)	Financial System, Current Exchange Rate
(2)	Inflation target: 1%-3%
(3)	Negative % change indicates depreciation.
(4)	Grey area indicate estimates by BCP Economic Research as of May 2024

|	Earnings Release 2Q / 2024	Analysis of 2Q24 Consolidated Results

11. Economic Outlook

Main Macroeconomic Variables

Gross Domestic Product

(Annual Real Variations, % YoY)

In 2Q24, the Peruvian economy is estimated to have grown around 4.0% YoY, the second positive result after four consecutive quarters of decline and the best quarterly performance in nearly three years. Primary sectors are estimated to have grown around 7.5% YoY, driven by agriculture, fishing, and primary manufacturing sectors due to the positive impact of the first anchovy fishing season in the north-central zone of the country (in 2023 was canceled due to “El Niño” weather phenomenon). Meanwhile, growth of non-primary sectors is expected to have accelerated to around 3.0% YoY, fueled by services and non-primary manufacturing.

Annual Inflation and Central Bank Reference Rate

 (%)

Inflation, measured using the Consumer Price index of Metropolitan Lima, fell from 3.0% YoY at the end of 1Q24 to 2.3% at the end of 2Q24 (the lowest level in over three years). Throughout the quarter, the level remained close to the midpoint of the Central Bank (BCRP) target range of between 1% - 3%. This result is explained by a drop in the price of poultry and agricultural commodities (average price 2Q24 YoY: -6% wheat, -29% corn, -17% soy). Meanwhile, core inflation (excludes food and energy) stood at 3.1% YoY at the end of Q2 2024 and has remained around the upper limit of the target range since November 2023.

|	Earnings Release 2Q / 2024	Analysis of 2Q24 Consolidated Results

11. Economic Outlook

Fiscal Balance and Current Account Balance

(% of GDP, Quarter)

The annualized fiscal deficit for the last 12 months to June 2024 rose to 3.9% of GDP, compared to 3.4% of GDP in 1Q24. This increase was largely due to growth in non-financial expenditure (+13% YoY), mainly public investment (capital expenditure +20% YoY), which outpaced the increase in fiscal revenues (+5.0% YoY).

In June 2024, the Ministry of Economy and Finance conducted a debt management operation that included: i) issuance of a new 2039 sovereign bond for PEN 7 billion at a rate of 7.65%, ii) exchange and repurchase of sovereign bonds maturing between 2024-29, and iii) repurchase of USD and EUR bonds maturing between 2025-31.

S&P assigns a BBB- credit rating to Peru’s foreign currency sovereign debt, the lowest investment grade, with a stable outlook. Fitch rates it two notches above investment grade at BBB with a negative outlook, while Moody’s also assigns a negative outlook to its Baa1 rating, three notches above investment grade.

Regarding external accounts, the 12-month accumulated trade balance surplus to May 2024 stood at USD 17.6 billion, close to its historic high in February 2024 (USD 18.2 billion). During the same period, exports grew 2.5% YoY to USD 67.9 billion, while imports fell 5.7% YoY to USD 50.4 billion due to a decrease in volumes of imported industrial supplies and lower agricultural commodity prices.

Terms of trade grew 13.9% YoY in May 2024 and reached historic highs due to a 14.1% increase in export prices mainly driven by higher prices of copper, gold, and silver. The first two surged to record levels in May 2025 (USD/lb. 4.92 and USD/oz. 2,425, respectively), while silver rose to levels not seen in 11 years (USD/oz. 32.1). Meanwhile, import prices remained stable (0.1% YoY) due to lower prices for industrial supplies and food stuffs such as wheat, corn, and soy. In May, terms of trade grew 7.6% compared to the figure in 2023.

Exchange Rate

(PEN per USD)

According to BCRP, the exchange rate closed 2Q24 at USDPEN 3.83, a depreciation of 3.2% compared to the print at the end of 1Q24 (3.72) and 3.4% compared to the figure at the end of 2023. In May, the BCRP intervened in the spot FX market by selling USD 78 million. In June, they sold an additional USD 5 million, resulting in total sales of USD 318 million for the year—nearly four times the amount sold in 2023.

The strengthening of the dollar and idiosyncratic factors in Mexico and Brazil influenced Latin American currencies in 2Q24. Compared to the end of 1Q24, the Brazilian real depreciated 11.6%, the Mexican peso 10.6%, and the Colombian peso 7.5%. The Chilean peso, on the other hand, appreciated 4.0%.

Net International Reserves closed 2Q24 at USD 71.4 billion, below the USD 73.8 billion at the end of 1Q24 and relatively stable compared to the end of 2023 (USD 71.0 billion). Meanwhile, the BCRP’s foreign exchange position stood at USD 51.2 billion, a reduction of USD 664 million compared to the end of 1Q24.

As of August 6, the exchange rate appreciated more than 2.5% to USDPEN 3.73 compared to the end of Q2 2024, in line with movements of other Latam currencies.

|	Earnings Release 2Q / 2024	Analysis of 2Q24 Consolidated Results

Safe Harbor for Forward-Looking Statements

This material includes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All statements other than statements of historical fact are forward-looking and may contain information about financial results, economic conditions, trends and known uncertainties. Forward-looking statements are not assurances of future performance. Instead, they are based only on our management’s current views, beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, th e economy and other future conditions.

Many forward-looking statements can be identified by words such as: “anticipate”, “intend”, “plan”, “goal”, “seek”, “believe”, “project”, “estimate”, “expect”, “strategy”, “future”, “likely”, “would”, “may”, “should”, “will”, “see” and similar references to future periods. Examples of forward-looking statements include, among others, statements or estimates we make regarding guidance relating to losses in our credit portfolio, efficiency ratio, provisions and non-performing loans, current or future market risk and future market conditions, expected macroeconomic events and conditions, our belief that we have sufficient capital and liquidity to fund our business operations, expectations of the effect on our financial condition of claims, legal actions, environmental costs, contingent liabilities and governmental and regulatory investigations and proceedings, strategy for customer retention, growth, governmental programs and regulatory initiatives, credit administration, product development, market position, financial results and reserves and strategy for risk management.

We caution readers that forward-looking statements involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those that we expect or that are expressed or implied in the forward-looking statements, depending on the outcome of certain factors, including, without limitation, adverse changes in:

• The occurrence of natural disasters or political or social instability in Peru;

• The adequacy of the dividends that our subsidiaries are able to pay to us, which may affect our ability to pay dividends to shareholders and corporate expenses;

• Performance of, and volatility in, financial markets, including Latin-American and other markets;

• The frequency, severity and types of insured loss events;

• Fluctuations in interest rate levels;

• Foreign currency exchange rates, including the Sol/US Dollar exchange rate;

• Deterioration in the quality of our loan portfolio;

• Increasing levels of competition in Peru and other markets in which we operate;

• Developments and changes in laws and regulations affecting the financial sector and adoption of new international guidelines;

• Changes in the policies of central banks and/or foreign governments;

• Effectiveness of our risk management policies and of our operational and security systems;

• Losses associated with counterparty exposures;

• The scope of the coronavirus (“COVID-19”) outbreak, actions taken to contain the COVID-19 and related economic effects from such actions and our ability to maintain adequate staffing; and

• Changes in Bermuda laws and regulations applicable to so-called non-resident entities.

See “Item 3. Key Information—3. D Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission for additional information and other such factors. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof and are based only on information currently available to us. Therefore, you should not rely on any of these forward-looking statements.

We undertake no obligation to publicly update or revise these or any other forward-looking statements that may be made to reflect events or circumstances after the date hereof, whether as a result of changes in our business strategy or new information, to reflect the occurrence of unanticipated events or otherwise.

|	Earnings Release 2Q / 2024	Analysis of 2Q24 Consolidated Results

12 Appendix

12.1.	Physical Point of Contact	46

12.2.	Loan Portfolio Quality	46

12.3.	Net Interest Income (NII)	50

12.4.	Net Interest Margin (NIM) and Risk Adjusted NIM	50

12.5.	Regulatory Capital	51

12.6.	Financial Statements and Ratios by Business	55

12.6.1.	Credicorp Consolidated	55

12.6.2.	Credicorp Stand-alone	57

12.6.3.	BCP Consolidated	58

12.6.4.	BCP Stand-alone	60

12.6.5.	BCP Bolivia	62

12.6.6.	Mibanco	63

12.6.7.	Prima AFP	64

12.6.8.	Grupo Pacifico	65

12.6.9.	Investment Management and Advisory	67

12.7.	Table of Calculations	68

12.8.	Glossary of terms	69

|	Earnings Release 2Q / 2024	Analysis of 2Q24 Consolidated Results

12. Appendix

12.1.	Physical Point of contact

Physical Point of Contact (1) (Units)	As of			Change (units)
	Jun 23	Mar 24	Jun 24	QoQ	YoY
Branches	665	655	650	-5	-15
ATMs	2,663	2,737	2,745	8	82
Agentes	11,944	11,697	11,861	164	-83
Total	15,272	15,089	15,256	167	-16

(1)	Includes Banco de la Nacion branches, which in March 23 were 33, in December 23 were 36 and in March 24 were 36

12.2.	Loan Portfolio Quality

Portfolio Quality Ratios by Segment

Wholesale Banking

SME-Business

|	Earnings Release 2Q / 2024	Analysis of 2Q24 Consolidated Results

12. Appendix

SME-Pyme

Mortgage

|	Earnings Release 2Q / 2024	Analysis of 2Q24 Consolidated Results

12. Appendix

Consumer

Credit Card

|	Earnings Release 2Q / 2024	Analysis of 2Q24 Consolidated Results

12. Appendix

Mibanco

BCP Bolivia

|	Earnings Release 2Q / 2024	Analysis of 2Q24 Consolidated Results

12. Appendix

12.3. Net Interest Income (NII)

NII Summary

Net interest income	Quarter			% change		Up to		% change
S/ 000	2Q23	1Q24	2Q24	QoQ	YoY	1H23	1H24	1H24 / 1H23
Interest income	4,653,246	4,925,926	4,935,238	0.2%	6.1%	9,109,352	9,861,164	8.3%
Interest on loans	3,712,845	3,868,792	3,921,374	1.4%	5.6%	7,283,797	7,790,166	7.0%
Dividends on investments	17,492	10,861	10,136	-6.7%	-42.1%	23,969	20,997	-12.4%
Interest on deposits with banks	286,459	334,459	319,829	-4.4%	11.6%	563,830	654,288	16.0%
Interest on securities	618,952	683,075	657,897	-3.7%	6.3%	1,204,220	1,340,972	11.4%
Other interest income	17,498	28,739	26,002	-9.5%	48.6%	33,536	54,741	63.2%
Interest expense	(1,449,090)	(1,499,803)	(1,466,774)	-2.2%	1.2%	(2,773,107)	(2,966,577)	7.0%
Interest expense (excluding Net Insurance Financial Expenses)	(1,333,924)	(1,377,799)	(1,342,088)	-2.6%	0.6%	(2,542,191)	(2,719,887)	7.0%
Interest on deposits	777,436	779,526	738,010	-5.3%	-5.1%	1,454,524	1,517,536	4.3%
Interest on borrowed funds	296,854	264,884	267,285	0.9%	-10.0%	535,787	532,169	-0.7%
Interest on bonds and subordinated notes	148,992	196,630	200,739	2.1%	34.7%	331,890	397,369	19.7%
Other interest expense	110,642	136,759	136,054	-0.5%	23.0%	219,990	272,813	24.0%
Net Insurance Financial Expenses	(115,166)	(122,004)	(124,686)	2.2%	8.3%	(230,916)	(246,690)	6.8%
Net interest income	3,204,156	3,426,123	3,468,464	1.2%	8.2%	6,336,245	6,894,587	8.8%
Risk-adjusted Net interest income	2,399,905	2,611,424	2,375,093	-9.0%	-1.0%	4,804,996	4,986,517	3.8%
Average interest earning assets	220,651,688	225,297,538	227,161,179	0.8%	3.0%	220,418,854	226,444,444	2.7%
Net interest margin (1)	6.02%	6.30%	6.33%	3bps	31bps	5.96%	6.31%	35bps
Risk-adjusted Net interest margin (1)	4.56%	4.85%	4.40%	-45bps	-16bps	4.57%	4.62%	5bps
Net provisions for loan losses / Net interest income	25.10%	23.78%	31.52%	774bps	642bps	24.17%	27.67%	350bps

(1) Annualized. For further detail on the new NIM calculation due to IFRS17, please refer to Annex 12.1.7

12.4. Net Interest Margin (NIM) and Risk Adjusted NIM by Subsidiary

NIM Breakdown	BCP Stand- alone	Mibanco	BCP Bolivia	Credicorp
2Q23	5.67%	13.09%	2.85%	6.02%
1Q24	6.04%	13.42%	2.96%	6.30%
2Q24	6.08%	13.61%	3.03%	6.33%

NIM: Annualized Net interest income (excluding Net Insurance Financial Expenses) / Average period end and period beginning interest-earning assets.

Risk Adjusted NIM Breakdown	BCP Stand-alone	Mibanco	BCP Bolivia	Credicorp
2Q23	4.25%	8.64%	3.00%	4.56%
1Q24	4.64%	9.71%	2.46%	4.85%
2Q24	4.30%	7.67%	2.25%	4.40%

Risk-Adjusted NIM: (Annualized Net interest income (excluding Net Insurance Financial Expenses) - annualized provisions) / Average period end and period beginning interest-earning assets.

|	Earnings Release 2Q / 2024	Analysis of 2Q24 Consolidated Results

12. Appendix

12.5. Regulatory Capital

Regulatory Capital and Capital Adequacy Ratios
(S/ Thousands, IFRS)

Regulatory Capital and Capital Adequacy Ratios	As of		% Change
S/000	Mar 24	Jun 24	QoQ
Capital Stock	1,318,993	1,318,993	-
Treasury Stocks	(208,343)	(208,918)	0.3%
Capital Surplus	201,965	172,302	-14.7%
Legal and Other Capital reserves	26,213,432	28,008,037	6.8%
Minority interest	522,309	518,838	-0.7%
Current and Accumulated Earnings (1)	2,639,191	3,914,339	48.3%
Unrealized Gains or Losses (2)	(991,283)	(936,472)	-5.5%
Goodwill	(768,869)	(763,671)	-0.7%
Intangible Assets (3)	(1,935,419)	(2,151,836)	11.2%
Deductions in Common Equity Tier 1 instruments (4)	(699,843)	(685,466)	-2.1%
Perpetual subordinated debt	-	-	-
Subordinated Debt	5,733,691	5,896,957	2.8%
Loan loss reserves (5)	1,946,564	2,041,564	4.9%
Deductions in Tier 2 instruments (6)	(945,603)	(973,281)	2.9%
Total Regulatory Capital (A)	33,026,785	36,151,385	9.5%
Total Regulatory Common Equity Tier 1 Capital (B)	26,292,132	29,186,145	11.0%
Total Regulatory Tier 1 Capital (C)	26,292,132	29,186,145	11.0%
Total Regulatory Capital Requirement (D)	25,901,090	27,146,595	4.8%
Total Regulatory Common Equity Tier 1 Capital Requirement (E)	13,351,145	13,975,808	4.7%
Total Regulatory Tier 1 Capital Requirement (F)	16,336,793	17,108,445	4.7%
Regulatory Capital Ratio (A) / (D)	1.28	1.33	6 bps
Regulatory Common Equity Tier 1 Capital Ratio (B) / (E)	1.97	2.09	12 bps
Regulatory Tier 1 Capital Ratio (C) / (F)	1.61	1.71	10 bps

(1) Earnings include Banco de Crédito del Perú and Mibanco Perú. Losses include all subsidiaries.

(2) Gains include Investment Grade Government Bonds and Peruvian Central Bank Certificates of Deposits. Losses include all bonds.

(3) Different to Goodwill. Includes Diferred Tax Assets.

(4) Investments in Equity.

(5) Up to 1.25% of total risk-weighted assets of Banco de Crédito del Perú, Solución Empresa Administradora Hipotecaria, Mibanco and Atlantic Security Bank.

(6) Investments in Tier 2 Subordinated Debt.

|	Earnings Release 2Q / 2024	Analysis of 2Q24 Consolidated Results

12. Appendix

Regulatory and Capital Adequacy Ratios at BCP Stand-alone

(S/ thousands, IFRS)

Regulatory Capital	Quarter			Change %
(S/ thousand)	Jun 23	Mar 24	Jun 24	QoQ	YoY
Capital Stock	12,973,175	12,973,175	12,973,175	0.0%	0.0%
Reserves	7,039,359	6,590,921	6,591,330	0.0%	-6.4%
Accumulated earnings	3,346,790	2,644,894	3,920,795	48.2%	17.2%
Loan loss reserves (1)	1,625,735	1,662,636	1,749,878	5.2%	7.6%
Perpetual subordinated debt	-	-	-	n.a	n.a
Subordinated Debt	4,897,800	5,019,300	5,171,850	3.0%	5.6%
Unrealized Profit or Losses	(834,411)	(691,921)	(621,417)	-10.2%	-25.5%
Investment in subsidiaries and others, net of unrealized profit and net income in subsidiaries	(2,667,540)	(2,416,070)	(2,465,969)	2.1%	-7.6%
Intangibles	(1,036,167)	(1,209,735)	(1,303,792)	7.8%	25.8%
Goodwill	(122,083)	(122,083)	(122,083)	0.0%	0.0%
Total Regulatory Capital	25,222,659	24,451,116	25,893,766	5.9%	2.7%
Tier 1 Common Equity (2)	18,699,124	17,769,180	18,972,038	6.8%	1.5%
Regulatory Tier 1 Capital (3)	18,699,124	17,769,180	18,972,038	6.8%	1.5%
Regulatory Tier 2 Capital (4)	6,523,535	6,681,936	6,921,728	3.6%	6.1%

Total risk-weighted assets	Quarter			Change %
(S/ thousand)	Jun 23	Mar 24	Jun 24	QoQ	YoY
Market risk-weighted assets (5)	2,307,252	3,032,546	3,300,703	8.8%	43.1%
Credit risk-weighted assets	128,912,504	131,793,619	138,806,587	5.3%	7.7%
Operational risk-weighted assets	15,407,799	16,842,059	17,335,423	2.9%	12.5%
Total	146,627,555	151,668,224	159,442,714	5.1%	8.7%

Capital requirement	Quarter			Change %
(S/ thousand)	Jun 23	Mar 24	Jun 24	QoQ	YoY
Market risk capital requirement (5)	230,725	303,255	330,070	8.8%	43.1%
Credit risk capital requirement	11,602,125	11,861,426	12,492,593	5.3%	7.7%
Operational risk capital requirement	1,540,780	1,684,206	1,733,542	2.9%	12.5%
Additional capital requirements	3,494,025	5,418,896	5,709,468	5.4%	63.4%
Total	16,867,655	19,267,782	20,265,673	5.2%	20.1%

Capital Ratios under Local Regulation

Capital ratios under Local Regulation	Quarter			Change %
(S/. thousand)	Jun 23	Mar 24	Jun 24	QoQ	YoY
Common Equity Tier 1 ratio	12.75%	11.72%	11.90%	18 bps	-85 bps
Tier 1 Capital ratio	12.75%	11.72%	11.90%	18 bps	-85 bps
Regulatory Global Capital ratio	17.20%	16.12%	16.24%	12 bps	-96 bps

[1] Up to 1.25% of total risk-weighted assets.
[2] Common Equity Tier 1 = Capital Stock + Reserves + Accumulated earnings – Unrealized profits or losses - 100% deductions (investment in subsidiaries, goodwill, intangible assets and deferred tax assets based on future returns).
[3] Regulatory Tier 1 Capital = Common Equity Tier 1 + Tier 1 Subordinated Debt (Perpetual).
[4] Regulatory Tier 2 Capital = Subordinated Debt + Loan loss reserves.

|	Earnings Release 2Q / 2024	Analysis of 2Q24 Consolidated Results

12. Appendix

Regulatory Capital and Capital Adequacy Ratios at Mibanco

(S/ thousands, IFRS)

Regulatory Capital	Quarter			% Change
(S/ thousand)	Jun 23	Mar 24	Jun 24	QoQ	YoY
Capital Stock	1,840,606	1,840,606	1,840,606	0.0%	0.0%
Reserves	308,056	334,650	334,650	0.0%	8.6%
Accumulated earnings	611,151	310,119	356,449	14.9%	-41.7%
Loan loss reserves	170,901	154,452	150,127	-2.8%	-12.2%
Perpetual subordinated debt	-	-	-	n.a	n.a.
Subordinated debt	173,000	173,000	167,000	-3.5%	-3.5%
Unrealidez Profit or Losses	(4,727)	(4,984)	(600)	-88.0%	-87.3%
Investment in subsidiaries and others, net of unrealized profit and net income in subsidiaries	(275)	(283)	(288)	1.6%	4.6%
Intangibles	(138,239)	(150,274)	(123,177)	-18.0%	-10.9%
Goodwill	(139,180)	(139,180)	(139,180)	0.0%	0.0%
Total Regulatory Capital	2,821,292	2,518,105	2,585,586	2.7%	-8.4%
Tier Common Equity (2)	2,477,391	2,190,653	2,268,460	3.6%	-8.4%
Regulatory Tier 1 Capital (3)	2,477,391	2,190,653	2,268,460	3.6%	-8.4%
Regulatory Tier 2 Capital (4)	343,901	327,452	317,127	-3.2%	-7.8%

Total risk-weighted assets	Quarter			% change
(S/ thousand)	Jun 23	Mar 24	Jun 24	QoQ	YoY
Market risk-weighted assets	181,227	252,255	249,120	-1.2%	37.5%
Credit risk-weighted assets	13,372,354	12,151,596	11,811,650	-2.8%	-11.7%
Operational risk-weighted assets	1,470,726	1,559,737	1,584,653	1.6%	7.7%
Total	15,024,307	13,963,589	13,645,422	-2.3%	-9.2%

Capital requirement	Quarter			% change
(S/ thousand)	Jun 23	Mar 24	Jun 24	QoQ	YoY
Market risk capital requirement (5)	18,123	25,226	24,912	-1.2%	37.5%
Credit risk capital requirement	1,203,512	1,093,644	1,063,048	-2.8%	-11.7%
Operational risk capital requirement	147,073	155,974	158,465	1.6%	7.7%
Additional capital requirements	405,891	164,047	159,457	-2.8%	-60.7%
Total	1,774,599	1,438,889	1,405,883	-2.3%	-20.8%

Capital Ratios under Local Regulation

Capital ratios under Local Regulation	Quarter			% change
	Jun 23	Mar 24	Jun 24	QoQ	YoY
Common Equity Tier 1 Ratio	16.49%	15.69%	16.62%	94 bps	14 pbs
Tier 1 Capital ratio	16.49%	15.69%	16.62%	94 bps	14 pbs
Regulatory Global Capital Ratio	18.78%	18.03%	18.95%	92 bps	17 pbs

[1] Up to 1.25% of total risk-weighted assets.
[2] Common Equity Tier 1 = Capital Stock + Reserves + Accumulated earnings – Unrealized profits or losses - 100% deductions (investment in subsidiaries, goodwill, intangible assets and deferred tax assets based on future returns).
[3] Regulatory Tier 1 Capital = Common Equity Tier 1 + Tier 1 Subordinated Debt (Perpetual).
[4] Regulatory Tier 2 Capital = Subordinated Debt + Loan loss reserves.

|	Earnings Release 2Q / 2024	Analysis of 2Q24 Consolidated Results

12. Appendix

Common Equity Tier 1 IFRS
BCP Stand-alone

Common Equity Tier 1 IFRS	Quarter			% Change
(S/. thousand)	Jun 23	Mar 24	Jun 24	QoQ	YoY
Capital and reserves	19,500,292	19,051,853	19,052,262	0.0%	-2.3%
Retained earnings	4,000,489	3,429,163	4,674,213	36.3%	16.8%
Unrealized gains (losses)	(274,021)	(161,369)	(97,152)	-39.8%	-64.5%
Goodwill and intangibles	(1,516,702)	(1,650,626)	(1,694,308)	2.6%	11.7%
Investments in subsidiaries	(2,800,043)	(2,570,974)	(2,602,553)	1.2%	-7.1%
Total	18,910,015	18,098,046	19,332,463	6.8%	2.2%

Adjusted RWAs IFRS	147,805,770	152,645,988	160,418,064	5.1%	8.5%
Adjusted Credit RWAs IFRS	130,090,719	132,771,383	139,781,938	5.3%	7.4%
Others	17,715,052	19,874,605	20,636,126	3.8%	16.5%

CET1 ratio IFRS	12.79%	11.86%	12.05%	20 bps	-74 bps

Mibanco

Common Equity Tier 1 IFRS	Quarter			% Change
(S/. thousand)	Jun 23	Mar 24	Jun 24	QoQ	YoY
Capital and reserves	2,676,791	2,703,385	2,703,385	0.0%	1.0%
Retained earnings	206,920	(62,632)	(26,918)	-57.0%	-113.0%
Unrealized gains (losses)	(5,399)	(8,967)	(3,821)	-57.4%	-29.2%
Goodwill and intangibles	(344,323)	(352,162)	(356,518)	1.2%	3.5%
Investments in subsidiaries	(275)	(275)	(281)	1.9%	2.0%
Total	2,533,715	2,279,349	2,315,848	1.6%	-8.6%

Adjusted RWAs IFRS	15,261,939	14,188,737	13,852,449	-2.4%	-9.2%
Adjusted Credit RWAs IFRS	13,602,081	12,366,207	12,013,076	-2.9%	-11.7%
Others	1,659,857	1,822,530	1,839,373	0.9%	10.8%

CET1 ratio IFRS	16.60%	16.06%	16.72%	65 bps	12 bps

|	Earnings Release 2Q / 2024	Analysis of 2Q24 Consolidated Results

12. Appendix

12.6. Financial Statements and Ratios by Business

12.6.1. Credicorp Consolidated

Consolidated Statement of Financial Position
(S/ Thousands, IFRS)

	As of			% change
	Jun 23	Mar 24	Jun 24	QoQ	YoY
ASSETS
Cash and due from banks
Non-interest bearing	7,154,236	8,024,262	7,705,769	-4.0%	7.7%
Interest bearing	26,036,894	31,134,572	27,157,901	-12.8%	4.3%

Total cash and due from banks	33,191,130	39,158,834	34,863,670	-11.0%	5.0%

Cash collateral, reverse repurchase agreements and securities borrowing	1,863,243	1,526,232	1,777,491	16.5%	-4.6%

Fair value through profit or loss investments	4,508,563	4,448,122	4,282,606	-3.7%	-5.0%
Fair value through other comprehensive income investments	33,344,169	38,047,888	39,156,806	2.9%	17.4%
Amortized cost investments	10,182,619	10,059,376	8,986,734	-10.7%	-11.7%

Loans	142,845,549	140,798,083	146,946,546	4.4%	2.9%
Current	136,866,154	134,593,059	140,715,785	4.5%	2.8%
Internal overdue loans	5,979,395	6,205,024	6,230,761	0.4%	4.2%
Less - allowance for loan losses	(7,956,184)	(8,190,343)	(8,350,024)	1.9%	5.0%
Loans, net	134,889,365	132,607,740	138,596,522	4.5%	2.7%

Financial assets designated at fair value through profit or loss	789,845	868,239	891,335	2.7%	12.8%
Property, plant and equipment, net	1,749,132	1,815,570	1,792,615	-1.3%	2.5%
Due from customers on acceptances	226,161	322,346	473,382	46.9%	109.3%
Investments in associates	675,623	691,908	712,728	3.0%	5.5%
Intangible assets and goodwill, net	3,046,846	3,161,382	3,295,236	4.2%	8.2%
Reinsurance contract assets	780,587	957,474	959,661	0.2%	22.9%
Other assets (1)	8,063,007	7,506,630	12,278,373	63.6%	52.3%

Total Assets	233,310,290	241,171,741	248,067,159	2.9%	6.3%

LIABILITIES AND EQUITY
Deposits and obligations
Non-interest bearing	39,475,762	41,706,139	43,190,989	3.6%	9.4%
Interest bearing	103,911,955	106,150,988	108,780,995	2.5%	4.7%
Total deposits and obligations	143,387,717	147,857,127	151,971,984	2.8%	6.0%

Payables from repurchase agreements and securities lending	14,306,880	9,491,276	7,689,689	-19.0%	-46.3%
BCRP instruments	11,772,772	6,854,368	5,542,892	-19.1%	-52.9%
Repurchase agreements with third parties	1,276,709	1,092,031	927,666	-15.1%	-27.3%
Repurchase agreements with customers	1,257,399	1,544,877	1,219,131	-21.1%	-3.0%

Due to banks and correspondents	10,062,290	10,684,673	12,620,346	18.1%	25.4%
Bonds and notes issued	14,235,697	17,541,121	17,953,508	2.4%	26.1%
Banker’s acceptances outstanding	226,161	322,346	473,382	46.9%	109.3%
Insurance contract liability	11,567,408	12,343,975	12,814,831	3.8%	10.8%
Financial liabilities at fair value through profit or loss	413,665	309,228	811,015	162.3%	96.1%
Other liabilities	8,471,819	8,185,785	10,707,332	30.8%	26.4%

Total Liabilities	202,671,637	206,735,531	215,042,087	4.0%	6.1%

Net equity	30,027,036	33,853,460	32,413,767	-4.3%	7.9%
Capital stock	1,318,993	1,318,993	1,318,993	0.0%	0.0%
Treasury stock	(208,035)	(208,343)	(208,918)	0.3%	0.4%
Capital surplus	231,019	201,965	172,303	-14.7%	-25.4%
Reserves	26,221,577	26,213,432	28,008,038	6.8%	6.8%
Other reserves	(13,015)	243,405	267,987	10.1%	-2159.1%
Retained earnings	2,476,497	6,084,008	2,855,364	-53.1%	15.3%

Non-controlling interest	611,617	582,750	611,305	4.9%	-0.1%

Total Net Equity	30,638,653	34,436,210	33,025,072	-4.1%	7.8%

Total liabilities and equity	233,310,290	241,171,741	248,067,159	2.9%	6.3%

Off-balance sheet	144,709,112	162,365,717	164,970,468	1.6%	14.0%
Total performance bonds, stand-by and L/Cs.	18,654,864	20,466,103	20,671,941	1.0%	10.8%
Undrawn credit lines, advised but not committed	85,762,478	88,546,531	90,965,846	2.7%	6.1%
Total derivatives (notional) and others	40,291,770	53,353,083	53,332,681	0.0%	32.4%

(1) Includes mainly accounts receivables from brokerage and others.
* Due to reclassifications, the Balance Sheet may differ from those reported in previous quarters.

|	Earnings Release 2Q / 2024	Analysis of 2Q24 Consolidated Results

12. Appendix

Consolidated Statement of Income
(S/ Thousands, IFRS)

	Quarter			% change		Up to		% change
	2Q23	1Q24	2Q24	QoQ	YoY	1H23	1H24	1H24 / 1H23
Interest income and expense
Interest and similar income	4,653,246	4,925,926	4,935,238	0.2%	6.1%	9,109,352	9,861,164	8.3%
Interest and similar expenses	(1,449,090)	(1,499,803)	(1,466,774)	-2.2%	1.2%	(2,773,107)	(2,966,577)	7.0%
Net interest, similar income and expenses	3,204,156	3,426,123	3,468,464	1.2%	8.2%	6,336,245	6,894,587	8.8%

Gross provision for credit losses on loan portfolio	(886,123)	(910,189)	(1,193,548)	31.1%	34.7%	(1,688,230)	(2,103,737)	24.6%
Recoveries of written-off loans	81,872	95,490	100,177	4.9%	22.4%	156,981	195,667	24.6%
Provision for credit losses on loan portfolio, net of recoveries	(804,251)	(814,699)	(1,093,371)	34.2%	35.9%	(1,531,249)	(1,908,070)	24.6%

Net interest, similar income and expenses, after provision for credit losses on loan portfolio	2,399,905	2,611,424	2,375,093	-9.0%	-1.0%	4,804,996	4,986,517	3.8%

Other income
Fee income	960,550	1,062,501	1,148,830	8.1%	19.6%	1,842,331	2,211,331	20.0%
Net gain on foreign exchange transactions	210,944	166,269	217,896	31.1%	3.3%	459,459	384,165	-16.4%
Net loss on securities	68,603	61,745	92,711	50.2%	35.1%	138,639	154,456	11.4%
Net gain from associates	23,689	32,295	28,728	-11.0%	21.3%	50,901	61,023	19.9%
Net gain (loss) on derivatives held for trading	16,671	39,984	41,748	4.4%	150.4%	10,101	81,732	709.1%
Net gain (loss) from exchange differences	2,996	(5,621)	(7,933)	41.1%	-364.8%	25,959	(13,554)	-152.2%
Others	149,671	102,221	139,499	36.5%	-6.8%	239,009	241,720	1.1%
Total other income	1,433,124	1,459,394	1,661,479	13.8%	15.9%	2,766,399	3,120,873	12.8%

Insurance underwriting result
Insurance Service Result	393,487	458,997	407,666	-11.2%	3.6%	800,364	866,663	8.3%
Reinsurance Result	(96,923)	(179,935)	(92,166)	-48.8%	-4.9%	(207,459)	(272,101)	31.2%
Total insurance underwriting result	296,564	279,062	315,500	13.1%	6.4%	592,905	594,562	0.3%

Total Expenses
Salaries and employee benefits	(1,054,735)	(1,107,069)	(1,141,823)	3.1%	8.3%	(2,084,293)	(2,248,892)	7.9%
Administrative, general and tax expenses	(871,046)	(888,583)	(1,017,707)	14.5%	16.8%	(1,706,106)	(1,906,290)	11.7%
Depreciation and amortization	(160,549)	(175,146)	(172,204)	-1.7%	7.3%	(321,628)	(347,350)	8.0%
Association in participation	(16,742)	(8,847)	(9,200)	4.0%	-45.0%	(29,354)	(18,047)	-38.5%
Other expenses	(92,232)	(99,672)	(124,420)	24.8%	34.9%	(180,831)	(224,092)	23.9%
Total expenses	(2,195,304)	(2,279,317)	(2,465,354)	8.2%	12.3%	(4,322,212)	(4,744,671)	9.8%

Profit before income tax	1,934,289	2,070,563	1,886,718	-8.9%	-2.5%	3,842,088	3,957,281	3.0%

Income tax	(504,472)	(528,466)	(519,344)	-1.7%	2.9%	(997,938)	(1,047,810)	5.0%

Net profit	1,429,817	1,542,097	1,367,374	-11.3%	-4.4%	2,844,150	2,909,471	2.3%
Non-controlling interest	28,550	30,440	28,278	-7.1%	-1.0%	58,610	58,718	0.2%
Net profit attributable to Credicorp	1,401,267	1,511,657	1,339,096	-11.4%	-4.4%	2,785,540	2,850,753	2.3%

|	Earnings Release 2Q / 2024	Analysis of 2Q24 Consolidated Results

12. Appendix

12.6.2. Credicorp Stand-alone

Statement of Financial Position
(S/ Thousands, IFRS)

	As of			% change
	Jun 23	Mar 24	Jun 24	QoQ	YoY
ASSETS
Cash and cash equivalents	122,665	510,036	265,981	-47.9%	116.8%
At fair value through profit or loss	937,921	-	-	n.a.	n.a
Fair value through other comprehensive income investments	317,479	1,427,450	1,455,030	1.9%	358.3%
In subsidiaries and associates investments	34,755,621	37,392,797	36,415,839	-2.6%	4.8%
Investments at amortized cost	-	640,723	668,698	4.4%	n.a
Other assets	197	294,639	1,560	n.a.	691.9%

Total Assets	36,133,883	40,265,645	38,807,108	-3.6%	7.4%

LIABILITIES AND NET SHAREHOLDERS’ EQUITY

Bonds and notes issued	1,803,725	1,816,584	1,859,959	2.4%	3.1%
Other liabilities	161,170	296,682	214,061	-27.8%	32.8%

Total Liabilities	1,964,895	2,113,266	2,074,020	-1.9%	5.6%

NET EQUITY
Capital stock	1,318,993	1,318,993	1,318,993	0.0%	0.0%
Capital Surplus	384,542	384,542	384,542	0.0%	0.0%
Reserve	25,905,604	25,910,975	27,689,804	6.9%	6.9%
Unrealized results	(362,199)	17,616	40,503	129.9%	-111.2%
Retained earnings	6,922,048	10,520,253	7,299,246	-30.6%	5.4%

Total net equity	34,168,988	38,152,379	36,733,088	-3.7%	7.5%

Total Liabilities And Equity	36,133,883	40,265,645	38,807,108	-3.6%	7.4%

Statement of Income
(S/ Thousands, IFRS)

	Quarter			% Change		Up to		% Change
	2Q23	1Q24	2Q24	QoQ	YoY	1H23	1H24	1H23 / 1H24
Interest income

Net share of the income from investments in subsidiaries and associates	1,804,873	1,557,394	1,899,078	21.9%	5.2%	3,244,084	3,456,472	6.5%
Interest and similar income	8,996	18,725	28,052	49.8%	211.8%	9,296	46,777	403.2%
Net gain on financial assets at fair value through profit or loss	22,618	1,234	-	n.a.	n.a.	26,377	1,234	-95.3%
Total income	1,836,487	1,577,353	1,927,130	22.2%	4.9%	3,279,757	3,504,483	6.9%

Interest and similar expense	(14,156)	(13,565)	(13,508)	-0.4%	-4.6%	(27,952)	(27,073)	-3.1%
Administrative and general expenses	(7,584)	(4,802)	(5,115)	6.5%	-32.6%	(11,991)	(9,917)	-17.3%
Total expenses	(21,740)	(18,367)	(18,623)	1.4%	-14.3%	(39,943)	(36,990)	-7.4%

Operating income	1,814,747	1,558,986	1,908,507	22.4%	5.2%	3,239,814	3,467,493	7.0%

Results from exchange differences	(3,284)	93	(2,830)	n.a.	-13.8%	(3,442)	(2,737)	-20.5%
Other, net	99	111	(29)	-126.1%	-129.3%	201	82	-59.2%

Profit before income tax	1,811,562	1,559,190	1,905,648	22.2%	5.2%	3,236,573	3,464,838	7.1%
Income tax	(47,093)	(43,104)	(51,879)	20.4%	10.2%	(93,888)	(94,983)	1.2%
Net income	1,764,469	1,516,086	1,853,769	22.3%	5.1%	3,142,685	3,369,855	7.2%

Double Leverage Ratio	101.7%	98.0%	99.1%	113 bps	-258 bps	101.7%	99.1%	-258 bps

|	Earnings Release 2Q / 2024	Analysis of 2Q24 Consolidated Results

12. Appendix

12.6.3 BCP Consolidated

Consolidated Statement of Financial Position
(S/ Thousands, IFRS)

	As of			% change
	Jun 23	Mar 24	Jun 24	QoQ	YoY
ASSETS
Cash and due from banks
Non-interest bearing	5,300,381	5,842,595	5,464,859	-6.5%	3.1%
Interest bearing	25,182,623	30,040,974	26,093,132	-13.1%	3.6%
Total cash and due from banks	30,483,004	35,883,569	31,557,991	-12.1%	3.5%

Cash collateral, reverse repurchase agreements and securities borrowing	537,814	415,202	839,649	102.2%	56.1%

Fair value through profit or loss investments	221,253	465,261	439,004	-5.6%	98.4%
Fair value through other comprehensive income investments	17,169,798	21,739,359	22,661,943	4.2%	32.0%
Amortized cost investments	9,611,227	9,389,695	8,321,181	-11.4%	-13.4%

Loans	130,175,792	127,359,955	132,958,919	4.4%	2.1%
Current	124,488,630	121,494,564	127,103,518	4.6%	2.1%
Internal overdue loans	5,687,162	5,865,391	5,855,401	-0.2%	3.0%
Less - allowance for loan losses	(7,504,879)	(7,663,849)	(7,799,646)	1.8%	3.9%
Loans, net	122,670,913	119,696,106	125,159,273	4.6%	2.0%

Property, furniture and equipment, net (1)	1,460,108	1,512,734	1,490,388	-1.5%	2.1%
Due from customers on acceptances	226,161	322,346	473,382	46.9%	109.3%
Investments in associates	16,670	23,270	26,754	15.0%	60.5%
Other assets (2)	7,653,151	6,955,937	11,830,099	70.1%	54.6%

Total Assets	190,050,099	196,403,479	202,799,664	3.3%	6.7%

Liabilities and Equity
Deposits and obligations
Non-interest bearing (1)	36,484,571	38,519,886	41,187,095	6.9%	12.9%
Interest bearing (1)	91,074,922	94,436,692	96,391,919	2.1%	5.8%
Total deposits and obligations	127,559,493	132,956,578	137,579,014	3.5%	7.9%

Payables from repurchase agreements and securities lending	12,310,396	7,388,795	6,095,858	-17.5%	-50.5%
BCRP instruments	11,772,771	6,854,368	5,542,892	-19.1%	-52.9%
Repurchase agreements with third parties	537,625	534,427	552,966	3.5%	2.9%

Due to banks and correspondents	9,704,721	10,160,253	12,141,299	19.5%	25.1%
Bonds and notes issued	10,804,531	13,833,480	14,284,148	3.3%	32.2%
Banker’s acceptances outstanding	226,161	322,346	473,382	46.9%	109.3%
Financial liabilities at fair value through profit or loss	138,339	-	468,746	n.a	238.8%
Other liabilities (3)	5,925,279	9,283,873	7,987,914	-14.0%	34.8%
Total Liabilities	166,668,920	173,945,325	179,030,361	2.9%	7.4%
Net equity	23,226,061	22,315,713	23,624,852	5.9%	1.7%
Capital stock	12,679,794	12,679,794	12,679,794	0.0%	0.0%
Reserves	6,820,497	6,372,059	6,372,468	0.0%	-6.6%
Unrealized gains and losses	(274,021)	(159,740)	(95,961)	-39.9%	-65.0%
Retained earnings	3,999,791	3,423,600	4,668,551	36.4%	16.7%

Non-controlling interest	155,118	142,441	144,451	1.4%	-6.9%

Total Net Equity	23,381,179	22,458,154	23,769,303	5.8%	1.7%

Total liabilities and equity	190,050,099	196,403,479	202,799,664	3.3%	6.7%

Off-balance sheet	142,443,947	151,042,451	152,205,005	0.8%	6.9%
Total performance bonds, stand-by and L/Cs.	17,955,475	19,720,490	20,008,285	1.5%	11.4%
Undrawn credit lines, advised but not committed	76,331,482	78,799,124	79,567,802	1.0%	4.2%
Total derivatives (notional) and others	48,156,990	52,522,837	52,628,918	0.2%	9.3%

(1) Right of use asset of lease contracts is included by application of IFRS 16.
(2) Mainly includes intangible assets, other accounts receivable and tax credit.
(3) Mainly includes other accounts payable.

|	Earnings Release 2Q / 2024	Analysis of 2Q24 Consolidated Results

12. Appendix

Consolidated Statement of Income
(S/ Thousands, IFRS)

	Quarter			% change		Up to		% Change
	2Q23	1Q24	2Q24	QoQ	YoY	1H23	1H24	1H24 / 1H23
Interest income and expense
Interest and similar income	4,066,734	4,278,901	4,321,539	1.0%	6.3%	7,969,545	8,600,440	7.9%
Interest and similar expense (1)	(1,112,623)	(1,119,658)	(1,101,415)	-1.6%	-1.0%	(2,107,459)	(2,221,073)	5.4%
Net interest income	2,954,111	3,159,243	3,220,124	1.9%	9.0%	5,862,086	6,379,367	8.8%

Provision for credit losses on loan portfolio	(864,243)	(844,151)	(1,117,597)	32.4%	29.3%	(1,646,322)	(1,961,748)	19.2%
Recoveries of written-off loans	77,154	90,798	95,174	4.8%	23.4%	146,848	185,972	26.6%
Provision for credit losses on loan portfolio, net of recoveries	(787,089)	(753,353)	(1,022,423)	35.7%	29.9%	(1,499,474)	(1,775,776)	18.4%

Risk-adjusted net interest income	2,167,022	2,405,890	2,197,701	-8.7%	1.4%	4,362,612	4,603,591	5.5%

Non-financial income
Fee income	754,473	796,536	834,543	4.8%	10.6%	1,481,962	1,631,079	10.1%
Net gain on foreign exchange transactions	246,228	261,882	291,722	11.4%	18.5%	488,798	553,604	13.3%
Net gain (loss) on securities	(29,111)	(10,529)	33,920	n.a.	n.a.	(31,695)	23,391	n.a.
Net gain on derivatives held for trading	38,344	17,956	21,197	18.0%	-44.7%	60,632	39,153	-35.4%
Net gain from exchange differences	5,663	6,526	723	-88.9%	-87.2%	9,971	7,249	-27.3%
Others	118,211	56,936	74,705	31.2%	-36.8%	189,488	131,641	-30.5%
Total other income	1,133,808	1,129,307	1,256,810	11.3%	10.8%	2,199,156	2,386,117	8.5%

Total expenses
Salaries and employee benefits	(774,886)	(795,569)	(821,206)	3.2%	6.0%	(1,524,897)	(1,616,775)	6.0%
Administrative expenses	(667,935)	(696,850)	(782,834)	12.3%	17.2%	(1,313,066)	(1,479,684)	12.7%
Depreciation and amortization (2)	(133,876)	(142,270)	(140,270)	-1.4%	4.8%	(268,143)	(282,540)	5.4%
Other expenses	(49,267)	(52,973)	(63,530)	19.9%	29.0%	(93,211)	(116,503)	25.0%
Total expenses	(1,625,964)	(1,687,662)	(1,807,840)	7.1%	11.2%	(3,199,317)	(3,495,502)	9.3%

Profit before income tax	1,674,866	1,847,535	1,646,671	-10.9%	-1.7%	3,362,451	3,494,206	3.9%

Income tax	(416,753)	(462,578)	(399,971)	-13.5%	-4.0%	(839,244)	(862,549)	2.8%

Net profit	1,258,113	1,384,957	1,246,700	-10.0%	-0.9%	2,523,207	2,631,657	4.3%
Non-controlling interest	(3,301)	(4,630)	(1,749)	-62.2%	-47.0%	(4,413)	(6,379)	44.6%
Net profit attributable to BCP Consolidated	1,254,812	1,380,327	1,244,951	-9.8%	-0.8%	2,518,794	2,625,278	4.2%

(1) Financing expenses related to lease agreements are included according to the application of IFRS 16.

(2) The effect of the application of IFRS 16 is included, which corresponds to a greater depreciation for the asset for right-of-use”.

Selected Financial Indicators

	Quarter			Up to
	2Q23	1Q24	2Q24	1H23	1H24
Profitability
ROAA (1)(2)	2.62%	2.83%	2.49%	2.63%	2.63%
ROAE (1)(2)	22.31%	23.34%	21.68%	22.39%	22.86%
Net interest margin (1)(2)	6.39%	6.71%	6.77%	6.34%	6.70%
Risk adjusted NIM (1)(2)	4.69%	5.11%	4.62%	4.72%	4.84%
Funding Cost (1)(2)(3)	2.75%	2.74%	2.63%	2.61%	2.66%

Quality of loan portfolio
IOL ratio	4.37%	4.61%	4.40%	4.37%	4.40%
NPL ratio	5.94%	6.56%	6.27%	5.94%	6.27%
Coverage of IOLs	131.96%	130.66%	133.20%	131.96%	133.20%
Coverage of NPLs	97.12%	91.79%	93.58%	97.12%	93.58%
Cost of risk (4)	2.42%	2.37%	3.08%	2.30%	2.67%

Operating efficiency
Oper. expenses as a percent. of total income - reported (5)	39.43%	38.53%	39.93%	39.30%	39.24%
Oper. expenses as a percent. of av. tot. assets (1)(2)(5)	3.29%	3.35%	3.50%	3.34%	3.39%

(1) Ratios are annualized.

(2) Averages are determined as the average of period-beginning and period-ending balances.

(3) The funding costs differs from previously reported due to a methodology change in the denominator, which no longer includes the following accounts: acceptances outstanding, reserves for property and casualty claims, reserve for unearned premiums, reinsurance payable and other liabilities.

(4) Cost of risk: Annualized provision for loan losses / Total loans.

(5) Total income includes net interest income, fee income, net gain on foreign exchange transactions, result on exchange difference and net gain on derivatives. Operating expenses includes Salaries and social benefits, administrative, general and tax expenses and depreciation and amortization.

|	Earnings Release 2Q / 2024	Analysis of 2Q24 Consolidated Results

12. Appendix

12.6.4. BCP Stand-alone

Statement of Financial Position
(S/ Thousands, IFRS)

	As of			% change
	Jun 23	Mar 24	Jun 24	QoQ	YoY
ASSETS
Cash and due from banks
Non-interest bearing	4,634,064	5,150,933	4,832,098	-6.2%	4.3%
Interest bearing	24,308,715	29,572,183	25,834,580	-12.6%	6.3%
Total Cash and due from banks	28,942,779	34,723,116	30,666,678	-11.7%	6.0%

Cash collateral, reverse repurchase agreements and securities borrowing	537,814	415,202	839,649	102.2%	56.1%

Fair value through profit or loss investments	221,253	465,261	439,004	-5.6%	98.4%
Fair value through other comprehensive income investments	15,738,281	18,996,635	19,504,805	2.7%	23.9%
Amortized cost investments	9,467,981	9,250,403	8,258,140	-10.7%	-12.8%

Loans	117,611,694	115,355,734	121,055,851	4.9%	2.9%
Current	112,818,171	110,365,981	116,139,749	5.2%	2.9%
Internal overdue loans	4,793,523	4,989,753	4,916,102	-1.5%	2.6%
Less - allowance for loan losses	(6,410,732)	(6,689,926)	(6,809,141)	1.8%	6.2%
Loans, net	111,200,962	108,665,808	114,246,710	5.1%	2.7%

Property, furniture and equipment, net (1)	1,217,932	1,262,342	1,250,424	-0.9%	2.7%
Due from customers on acceptances	226,161	322,346	473,382	46.9%	109.3%
Investments in associates	2,800,043	2,570,974	2,613,220	1.6%	-6.7%
Other assets (2)	7,015,286	6,647,263	10,988,528	65.3%	56.6%

Total Assets	177,368,492	183,319,350	189,280,540	3.3%	6.7%

Liabilities and Equity
Deposits and obligations
Non-interest bearing	36,465,910	38,529,409	41,171,770	6.9%	12.9%
Interest bearing	81,295,129	84,392,216	85,955,136	1.9%	5.7%
Total deposits and obligations	117,761,039	122,921,625	127,126,906	3.4%	8.0%

Payables from repurchase agreements and securities lending	11,759,891	6,816,019	5,526,879	-18.9%	-53.0%
BCRP instruments	11,222,266	6,281,592	4,973,913	-20.8%	-55.7%
Repurchase agreements with third parties	537,625	534,427	552,966	3.5%	2.9%
	8,670,982	8,830,355	10,892,721	23.4%	25.6%
Due to banks and correspondents	10,152,890	13,316,718	13,711,522	3.0%	35.1%
Bonds and notes issued	226,161	322,346	473,382	46.9%	109.3%
Banker’s acceptances outstanding	138,339	-	468,746	n.a	238.8%
Financial liabilities at fair value through profit or loss	5,432,431	8,792,640	7,451,061	-15.3%	37.2%
Other liabilities (3)	154,141,733	160,999,703	165,651,217	2.9%	7.5%
Total Liabilities

Net equity	23,226,759	22,319,647	23,629,323	5.9%	1.7%
Capital stock	12,679,794	12,679,794	12,679,794	0.0%	0.0%
Reserves	6,820,497	6,372,059	6,372,468	0.0%	-6.6%
Unrealized gains and losses	(274,021)	(161,369)	(97,152)	-39.8%	-64.5%
Retained earnings	4,000,489	3,429,163	4,674,213	36.3%	16.8%

Total Net Equity	23,226,759	22,319,647	23,629,323	5.9%	1.7%

Total liabilities and equity	177,368,492	183,319,350	189,280,540	3.3%	6.7%

Off-balance sheet	129,969,150	147,001,354	147,994,313	0.7%	13.9%
Total performance bonds, stand-by and L/Cs.	17,955,670	19,720,490	20,008,285	1.5%	11.4%
Undrawn credit lines, advised but not committed	73,510,275	75,957,799	77,032,694	1.4%	4.8%
Total derivatives (notional) and others	38,503,205	51,323,065	50,953,334	-0.7%	32.3%

(1) Right of use asset of lease contracts is included by application of IFRS 16.

(2) Mainly includes intangible assets, other receivable accounts, trading derivatives receivable accounts and tax credit.

(3) Mainly includes other payable accounts, trading derivatives payable accounts and taxes for payable.

|	Earnings Release 2Q / 2024	Analysis of 2Q24 Consolidated Results

12. Appendix

Statement of Income
(S/ Thousands, IFRS)

	Quarter			% change		Up to		% change
	2T23	1T24	2T24	QoQ	YoY	1H23	1H24	1H24 / 1H23
Interest income and expense
Interest and similar income	3,323,237	3,522,707	3,565,956	1.2%	7.3%	6,528,746	7,088,663	8.6%
Interest and similar expenses (1)	(912,744)	(911,699)	(904,173)	-0.8%	-0.9%	(1,729,800)	(1,815,872)	5.0%
Net interest, similar income and expenses	2,410,493	2,611,008	2,661,783	1.9%	10.4%	4,798,946	5,272,791	9.9%

Provision for credit losses on loan portfolio	(657,546)	(657,384)	(844,236)	28.4%	28.4%	(1,189,738)	(1,501,620)	26.2%
Recoveries of written-off loans	53,892	55,320	64,914	17.3%	20.5%	101,309	120,234	18.7%
Provision for credit losses on loan portfolio, net of recoveries	(603,654)	(602,064)	(779,322)	29.4%	29.1%	(1,088,429)	(1,381,386)	26.9%

Net interest, similar income and expenses, after provision for credit losses on loan portfolio	1,806,839	2,008,944	1,882,461	-6.3%	4.2%	3,710,517	3,891,405	4.9%

Other income
Fee income	723,231	771,463	812,503	5.3%	12.3%	1,421,438	1,583,966	11.4%
Net gain on foreign exchange transactions	244,314	259,059	289,381	11.7%	18.4%	483,861	548,440	13.3%
Net loss on securities	36,377	77,981	66,080	-15.3%	81.7%	63,375	144,061	127.3%
Net gain (loss) from associates	(1,355)	(535)	2,647	n.a.	n.a.	(8,624)	2,112	n.a.
Net gain (loss) on derivatives held for trading	36,271	18,726	17,151	-8.4%	-52.7%	56,824	35,877	-36.9%
Net gain (loss) from exchange differences	7,961	8,987	6,109	-32.0%	-23.3%	12,652	15,096	19.3%
Others	113,963	44,337	72,302	63.1%	-36.6%	182,218	116,639	-36.0%
Total other income	1,160,762	1,180,018	1,266,173	7.3%	9.1%	2,211,744	2,446,191	10.6%

Total expenses
Salaries and employee benefits	(563,407)	(588,744)	(623,526)	5.9%	10.7%	(1,109,455)	(1,212,270)	9.3%
Administrative expenses	(599,803)	(622,024)	(708,027)	13.8%	18.0%	(1,171,583)	(1,330,051)	13.5%
Depreciation and amortization (2)	(112,661)	(119,025)	(117,218)	-1.5%	4.0%	(225,533)	(236,243)	4.7%
Other expenses	(44,011)	(45,953)	(57,643)	25.4%	31.0%	(83,574)	(103,596)	24.0%
Total expenses	(1,319,882)	(1,375,746)	(1,506,414)	9.5%	14.1%	(2,590,145)	(2,882,160)	11.3%

Profit before income tax	1,647,719	1,813,216	1,642,220	-9.4%	-0.3%	3,332,116	3,455,436	3.7%

Income tax	(393,752)	(431,670)	(397,170)	-8.0%	0.9%	(814,547)	(828,840)	1.8%

Net profit	1,253,967	1,381,546	1,245,050	-9.9%	-0.7%	2,517,569	2,626,596	4.3%
Non-controlling interest
Net profit attributable to BCP	1,253,967	1,381,546	1,245,050	-9.9%	-0.7%	2,517,569	2,626,596	4.3%

(1) Financing expenses related to lease agreements are included according to the application of IFRS 16.

(2) The effect of the application of IFRS 16 is included, which corresponds to a greater depreciation for the asset for right-of-use”.

Selected Financial Indicators

	Quarter			Up to
	2Q23	1Q24	2Q24	1H23	1H24
Profitability
ROAA (1)(2)	2.8%	3.0%	2.7%	2.8%	2.8%
ROAE (1)(2)	22.3%	23.4%	21.7%	22.4%	22.9%
Net interest margin (1)(2)	5.67%	6.04%	6.08%	5.65%	6.0%
Risk adjusted NIM (1)(2)	4.25%	4.64%	4.30%	4.37%	4.4%
Funding Cost (1)(2)(3)	2.4%	2.4%	2.3%	2.31%	2.3%

Quality of loan portfolio
IOL ratio	4.1%	4.3%	4.1%	4.1%	4.1%
NPL ratio	5.7%	6.4%	6.0%	5.7%	6.0%
Coverage of IOLs	133.7%	134.1%	138.5%	133.7%	138.5%
Coverage of NPLs	95.1%	90.8%	93.3%	95.1%	93.3%
Cost of risk (4)	2.0%	2.1%	2.6%	1.8%	2.3%

Operating efficiency
Oper. expenses as a percent. of total income - reported (5)	37.3%	36.2%	38.3%	37.1%	37.3%
Oper. expenses as a percent. of av. tot. assets (1)(2)(5)	2.8%	2.9%	3.1%	2.8%	3.0%

(1) Ratios are annualized.

(2) Averages are determined as the average of period-beginning and period-ending balances.

(3) The funding costs differs from previously reported due to a methodoloy change in the denominator, which no longer includes the following accounts: acceptances outstanding, reserves for property and casualty claims, reserve for unearned premiums, reinsurance payable and other liabilities.

(4) Cost of risk: Annualized provision for loan losses / Total loans.

(5) Total income includes net interest income, fee income, net gain on foreign exchange transactions, result on exchange difference and net gain on derivatives. Operating expenses includes Salaries and social benefits, administrative, general and tax expenses and depreciation and amortization.

|	Earnings Release 2Q / 2024	Analysis of 2Q24 Consolidated Results

12. Appendix

12.6.5. BCP Bolivia

Statement of Financial Position
(S/ Thousands, IFRS)

	As of			% change
	Jun 23	Mar 24	Jun 24	QoQ	YoY
ASSETS
Cash and due from banks	2,220,058	2,374,484	2,385,328	0.5%	7.4%
Investments	1,459,846	1,578,839	1,495,591	-5.3%	2.4%
Total loans	9,087,400	9,739,036	10,228,586	5.0%	12.6%
Current	8,815,936	9,434,678	9,891,230	4.8%	12.2%
Internal overdue loans	242,399	250,051	282,934	13.2%	16.7%
Refinanced	29,064	54,307	54,422	0.2%	87.2%
Allowance for loan losses	(362,495)	(352,327)	(365,686)	3.8%	0.9%
Net loans	8,724,904	9,386,709	9,862,900	5.1%	13.0%
Property, plant and equipment, net	60,510	65,712	67,289	2.4%	11.2%
Other assets	262,197	339,170	370,700	9.3%	41.4%
Total assets	12,727,516	13,744,915	14,181,808	3.2%	11.4%

LIABILITIES AND NET SHAREHOLDERS’ EQUITY
Deposits and obligations	10,637,386	11,727,803	12,327,706	5.1%	15.9%
Due to banks and correspondents	81,339	76,650	0	n.a.	n.a.
Bonds and subordinated debt	154,264	161,970	167,652	3.5%	8.7%
Other liabilities	999,370	879,269	703,718	-20.0%	-29.6%
Total liabilities	11,872,360	12,845,693	13,199,076	2.8%	11.2%

Net equity	855,157	899,222	982,732	9.3%	14.9%

TOTAL LIABILITIES AND NET SHAREHOLDERS’ EQUITY	12,727,516	13,744,915	14,181,808	3.2%	11.4%

Statement of Income
(S/ Thousands, IFRS)

	Quarter			% change		Up to		% Change
	2Q23	1Q24	2Q24	QoQ	YoY	1H23	1H24	1H24 / 1H23
Net interest income	82,279	86,848	91,049	4.8%	10.7%	164,950	177,896	7.8%
Provision for loan losses, net of recoveries	4,337	(14,653)	(23,466)	60.1%	n.a.	987	(38,119)	n.a.
Net interest income after provisions	86,616	72,195	67,583	-6.4%	-22.0%	165,937	139,777	-15.8%
Non-financial income	57,444	62,912	91,602	45.6%	59.5%	102,750	154,514	50.4%
Total expenses	(92,555)	(101,421)	(98,349)	-3.0%	6.3%	(185,103)	(199,770)	7.9%
Translation result	(59)	163	(563)	n.a.	858.9%	(110)	(399)	264.2%
Income taxes	(29,844)	(13,002)	(27,726)	113.2%	-7.1%	(41,134)	(40,727)	-1.0%
Net income	21,603	20,847	32,548	56.1%	50.7%	42,340	53,394	26.1%

Selected Financial Indicators

	Quarter			% change		Up to		% Change
	2Q23	1Q24	2Q24	QoQ	YoY	1H23	1H24	1H24 / 1H23
Efficiency ratio	60.7%	58.1%	58.2%	14 bps	-247 bps	60.5%	58.1%	-233 bps
ROAE	10.1%	9.3%	13.8%	451 bps	370 bps	9.9%	11.4%	154 bps
L/D ratio	85.4%	83.0%	83.0%	-7 bps	-246 bps
IOL ratio	2.7%	2.6%	2.8%	20 bps	10 bps
NPL ratio	3.0%	3.1%	3.3%	17 bps	31 bps
Coverage of IOLs	149.5%	140.9%	129.2%	-1165 bps	-2030 bps
Coverage of NPLs	133.5%	115.8%	108.4%	-736 bps	-2514 bps
Branches	46	46	46	0.0%	0.0%
Agentes	1,355	1,350	1,350	0.0%	-0.4%
ATMs	314	315	315	0.0%	0.3%
Employees	1,729	1,719	1,745	1.5%	0.9%

|	Earnings Release 2Q / 2024	Analysis of 2Q24 Consolidated Results

12. Appendix

12.6.6. Mibanco

Statement of Financial Position
(S/ Thousands, IFRS)

	As of			% change
	Jun 23	Mar 24	Jun 24	QoQ	YoY
ASSETS
Cash and due from banks	1,605,462	1,250,746	1,017,485	-18.6%	-36.6%
Investments	1,574,763	2,882,015	3,220,179	11.7%	104.5%
Total loans	14,198,690	13,080,143	12,705,605	-2.9%	-10.5%
Current	13,220,657	12,106,939	11,672,954	-3.6%	-11.7%
Internal overdue loans	887,987	870,892	934,676	7.3%	5.3%
Refinanced	90,046	102,312	97,975	-4.2%	8.8%
Allowance for loan losses	(1,090,404)	(968,082)	(984,286)	1.7%	-9.7%
Net loans	13,108,286	12,112,061	11,721,319	-3.2%	-10.6%
Property, plant and equipment, net	130,977	135,215	132,122	-2.3%	0.9%
Other assets	724,569	810,313	900,293	11.1%	24.3%
Total assets	17,144,058	17,190,351	16,991,398	-1.2%	-0.9%

LIABILITIES AND NET SHAREHOLDERS’ EQUITY
Deposits and obligations	9,858,344	10,118,296	10,531,506	4.1%	6.8%
Due to banks and correspondents	2,696,599	2,428,753	2,107,877	-13.2%	-21.8%
Bonds and subordinated debt	651,641	516,761	572,626	10.8%	-12.1%
Other liabilities	1,059,119	1,494,755	1,106,743	-26.0%	4.5%
Total liabilities	14,265,703	14,558,564	14,318,752	-1.6%	0.4%

Net equity	2,878,354	2,631,786	2,672,646	1.6%	-7.1%

TOTAL LIABILITIES AND NET SHAREHOLDERS’ EQUITY	17,144,058	17,190,351	16,991,398	-1.2%	-0.9%

Statement of Income
(S/ Thousands, IFRS)

	Quarter			% change		Up to		% Change
	2Q23	1Q24	2Q24	QoQ	YoY	1H23	1H24	1H23 / 1H24
Net interest income	542,880	546,271	556,858	1.9%	2.6%	1,061,643	1,103,129	3.9%
Provision for loan losses, net of recoveries	(184,516)	(150,725)	(242,775)	61.1%	31.6%	(411,884)	(393,499)	-4.5%
Net interest income after provisions	358,365	395,546	314,083	-20.6%	-12.4%	649,759	709,630	9.2%
Non-financial income	37,606	39,713	26,315	-33.7%	-30.0%	73,943	66,028	-10.7%
Total expenses	(306,677)	(311,728)	(301,850)	-3.2%	-1.6%	(609,658)	(613,579)	0.6%
Translation result	-	-	-	n.a	n.a	-	-	n.a
Income taxes	(22,934)	(30,960)	(2,834)	-90.8%	-87.6%	(24,542)	(33,794)	37.7%
Net income	66,360	92,571	35,714	-61.4%	-46.2%	89,502	128,286	43.3%

Selected Financial Indicators

	Quarter			% change		Up to		% change
	2Q23	1Q24	2Q24	QoQ	YoY	1H23	1H24	1H24 / 1H23
Efficiency ratio	52.7%	53.6%	51.3%	-225 bps	-134 bps	53.5%	52.4%	-109 bps
ROAE	9.3%	13.2%	5.4%	-777 bps	-395 bps	6.3%	9.0%	273 bps
ROAE incl. Goowdill	9.1%	12.6%	5.2%	-741 bps	-391 bps	6.2%	8.7%	250 bps
L/D ratio	144.0%	129.3%	120.6%	-863 bps	-2338 bps
IOL ratio	6.3%	6.7%	7.4%	70 bps	110 bps
NPL ratio	6.9%	7.4%	8.1%	69 bps	124 bps
Coverage of IOLs	122.8%	111.2%	105.3%	-585 bps	-1749 bps
Coverage of NPLs	111.5%	99.5%	95.3%	-416 bps	-1617 bps
Branches (1)	292	290	285	(5)	(7)
Employees	10,094	9,485	10,107	622	13

(1) Includes Banco de la Nacion branches, which in June 23 were 36, in March 24 were 36 and in June 24 were 36

|	Earnings Release 2Q / 2024	Analysis of 2Q24 Consolidated Results

12. Appendix

12.6.7. Prima AFP

Key Indicators of Financial Position

(S/ Thousands, IFRS)

	Quarter			% change
	Jun 23	Mar 24	Jun 24	QoQ	YoY
Total assets	633,654	782,372	690,377	-11.8%	9.0%
Total liabilities	205,962	339,806	210,872	-37.9%	2.4%
Net shareholders’ equity (1)	427,692	442,566	479,505	8.3%	12.1%
(*) The net profitability of lace and mutual funds is being presented net of taxes, for which the retroactive change was made (it was presented gross before)
(1) Net shareholders’ equity includes unrealized gains from Prima’s investment portfolio.

Statement of Income

(S/ Thousands, IFRS)

	Quarter			% change		Up to		% change
	2Q23	1Q24	2Q24	QoQ	YoY	1H23	1H24	1H24 / 1H23
Income from commissions	88,459	94,613	99,138	4.8%	12.1%	177,991	193,751	8.9%
Administrative and sale expenses	(38,279)	(41,498)	(44,957)	8.3%	17.4%	- 77,265	- 86,455	11.9%
Depreciation and amortization	(6,262)	(6,606)	(6,560)	-0.7%	4.8%	- 12,455	- 13,166	5.7%
Operating income	43,918	46,509	47,620	2.4%	8.4%	88,270	94,130	6.6%
Other income and expenses, net (profitability of lace)	6,685	5,057	3,901	-22.9%	-41.6%	15,427	8,958	-41.9%
Income tax	(13,499)	(14,297)	(14,266)	-0.2%	5.7%	- 26,794	- 28,563	6.6%
Net income before translation results	37,104	37,269	37,256	0.0%	0.4%	76,903	74,525	-3.1%
Translations results	310	(256)	(351)	36.9%	-213.3%	268	- 608	-326.3%
Net income	37,414	37,013	36,905	-0.3%	-1.4%	77,171	73,917	-4.2%
ROE (1)	36.6%	31.4%	32.0%	60 pbs	-460 pbs	33.4%	30.2%	-320 pbs

(1) Net shareholders’ equity includes unrealized gains from Prima’s investment portfolio.

Funds under management

Funds under management	Mar 24	Mar 24 % share	Jun 24	Jun 24 % share
Fund 0	1,625	4.3%	1,696	4.6%
Fund 1	6,540	17.2%	6,487	17.7%
Fund 2	26,240	68.8%	24,896	68.0%
Fund 3	3,707	9.7%	3,544	9.7%
Total S/ Millions	38,113	100%	36,623	100%
(1) Information available until February.
Source: SBS.

Nominal profitability over the last 12 months

	Mar 23 / Mar 24(1)	Jun 24 / Jun 23(1)
Fund 0	8.3%	7.9%
Fund 1	12.3%	6.8%
Fund 2	8.7%	8.0%
Fund 3	10.1%	12.6%
(1) Includes new methodology of SBS to calculate quota value.

AFP commissions

Fee based on flow 1.60%	Applied to the affiliates’ monthly remuneration
Mixed fee	Applies annualy to the new balance since February 2013 for new affiliates to the system and beginning on June 2013 for old affiliates who have chosen this commission scheme.
Balance 1.25%

Main indicators

Main indicators and market share	Prima 1Q24	System 1Q24	% share 1Q24	Prima 2Q24	System 2Q24	% share 2Q24
Affiliates	2,342,539	9,409,604	24.9%	2,342,823	9,556,177	24.5%
New affiliations	-	128,591	0.0%	-	151,765	0.0%
Funds under management (S/ Millions)	38,113	126,617	30.1%	36,623	122,496	29.9%
Collections (S/ Millions)	1,033	3,868	26.7%	1,105	4,129	26.8%
Voluntary contributions (S/ Millions)	922	2,093	44.0%	976	2,125	45.9%
RAM Flow (S/ Millions) (1)	1,459	4,787	30.5%	1,539	5,013	30.7%

Source: SBS

(1) Prima AFP estimate: Average of aggregated income for flow during the last 4 months, excluding special collections and voluntary contribution fees.

|	Earnings Release 2Q / 2024	Analysis of 2Q24 Consolidated Results

12. Appendix

12.6.8. Grupo Pacifico

Key Indicators of Financial Position

(S/ Thousands, IFRS)

	As of			% Change
	Mar 23	Dec 23	Mar 24	QoQ	YoY
Total Assets	16,302,041	16,549,171	16,811,863	1.6%	3.1%
Investment on Securities (1)	11,191,968	12,704,842	12,485,677	-1.7%	11.6%
Total Liabilities	13,857,430	13,443,688	13,920,334	3.5%	0.5%
Net Equity	2,431,696	3,086,571	2,878,536	-6.7%	18.4%

Statement of Income

(S/ Thousands, IFRS)

	Quarter			% Change		Up to		% change
	2Q23	1Q24	2Q24	QoQ	YoY	1H23	1H24	1H24 / 1H23
Insurance Service Result	275,201	341,794	286,987	-16.0%	4.3%	571,591	628,781	10.0%
Reinsurance Result	-96,697	-180,053	-95,236	-47.1%	-1.5%	-210,706	-275,289	30.7%
Insurance underwriting result	178,504	161,741	191,751	18.6%	7.4%	360,885	353,492	-2.0%
Interest income	209,171	219,545	197,175	-10.2%	-5.7%	399,134	416,720	4.4%
Interest Expenses	-121,294	-129,114	-131,448	1.8%	8.4%	-223,747	-260,562	16.5%
Net Interest Income	87,877	90,431	65,727	-27.3%	-25.2%	175,387	156,158	-11.0%
Fee Income and Gain in FX	-3,462	-3,262	-2,262	-30.7%	-34.7%	-6,646	-5,524	-16.9%
Other Income No Core:						0	0	0.0%
Net gain (loss) from exchange differences	-4,334	-182	-1,817	898.4%	-58.1%	-5,677	-1,999	-64.8%
Net loss on securities and associates	21,536	23,222	24,856	7.0%	15.4%	51,626	48,078	-6.9%
Other Income not operational	23,682	29,751	44,208	48.6%	86.7%	36,183	73,959	104.4%
Other Income	37,422	49,529	64,985	31.2%	73.7%	75,486	114,514	51.7%
Operating expenses	-72,708	-76,174	-75,397	-1.0%	3.7%	-136,976	-151,571	10.7%
Other expenses	-21,292	-4,979	-29,351	489.5%	37.8%	-20,638	-34,330	66.3%
Total Expenses	-94,000	-81,153	-104,748	29.1%	11.4%	-157,614	-185,901	17.9%
Income tax	-3,116	-3,795	-23,596	521.8%	657.3%	-6,316	-27,391	333.7%
Net income	206,687	216,753	194,119	-10.4%	-6.1%	447,828	410,872	-8.3%

*Financial statements without consolidation adjustments.

(1) Excluding investments in real estate.

From 1Q15 and on, Grupo Pacifico’s financial statements reflect the agreement with Banmedica (in equal parts) of the businesses of:

(i)	private health insurance managed by Grupo Pacifico and included in its Financial Statements in each of the accounting lines;

(ii)	corporate health insurance (dependent workers); and

(iii)	medical services.

The businesses described in ii) and iii) are managed by Banmedica, therefore they do not consolidate in Grupo Pacifico’s financial statements. The 50% of net income generated by Banmedica is recorded in Grupo Pacifico’s Income Statement as a gain/loss on investments in subsidiaries.

As explained before, corporate health insurance and medical services businesses are consolidated by Banmedica. The following table reflects the consolidated results from which Grupo Pacifico receives the 50% net income.

|	Earnings Release 2Q / 2024	Analysis of 2Q24 Consolidated Results

12. Appendix

Corporate health insurance and Medical Services (1)

(S/ in thousands)

	Quarterly			% change		Up to		% change
	2Q22	1Q23	2Q24	QoQ	YoY	1H23	1H24	1H24 / 1H23
Results
Net earned premiums	325,488	340,905	357,033	4.7%	9.7%	666,393	715,032	7.3%
Net claims	(277,753)	(259,039)	(310,343)	19.8%	11.7%	-536,792	-600,609	11.9%
Net fees	(14,344)	(14,627)	(15,515)	6.1%	8.2%	-28,971	-31,173	7.6%
Net underwriting expenses	(2,903)	(2,995)	(3,482)	16.3%	19.9%	-5,898	-6,788	15.1%
Underwriting result	30,488	64,243	27,693	-56.9%	-9.2%	94,731	76,462	-19.3%

Net financial income	3,653	4,133	5,587	35.2%	52.9%	7,786	11,363	45.9%
Total expenses	(20,237)	(22,469)	(26,190)	16.6%	29.4%	-42,706	-52,086	22.0%
Other income	(5,791)	2,709	2,244	-17.1%	-138.8%	-3,083	4,460	-244.7%
Traslations results	(2,417)	(1,180)	2,459	-308.4%	-201.8%	-3,597	2,523	-170.1%
Income tax	(4,295)	(15,249)	(3,579)	-76.5%	-16.7%	-19,544	-12,772	-34.6%

Net income before Medical services	1,401	32,187	8,215	-74.5%	486.6%	33,587	29,949	-10.8%

Net income of Medical services	33,467	28,462	32,694	14.9%	-2.3%	61,930	63,800	3.0%

Net income	34,868	60,649	40,909	-32.5%	17.3%	95,517	93,750	-1.8%

(1)	Reported under IFRS 4 standards.

|	Earnings Release 2Q / 2024	Analysis of 2Q24 Consolidated Results

12. Appendix

12.6.9.	Investment Management & Advisory *

Investment Management & Advisory	Quarter			% change		Up to		% change
S/ 000	2Q23	1Q24	2Q24	QoQ	YoY	1H23	1H24	1H24 / 1H23
Net interest income	21,206	6,460	5,277	-18.3%	-75%	43,248	11,737	-72.9%
Non-financial income	207,535	233,390	255,814	9.6%	23.3%	400,320	489,204	22.2%
Fee income	133,448	145,099	168,822	16.3%	26.5%	256,309	313,921	22.5%
Net gain on foreign exchange transactions	12,836	12,638	19,082	51.0%	48.7%	28,920	31,720	9.7%
Net gain on sales of securities	64,116	54,569	45,643	-16.4%	-28.8%	116,018	100,212	-13.6%
Derivative Result	(21,679)	22,028	20,551	-6.7%	-194.8%	(50,537)	42,579	-184.3%
Result from exposure to the exchange rate	8,513	(12,973)	(4,378)	-66.3%	-151.4%	31,510	(17,351)	-155.1%
Other income	10,301	12,029	6,094	-49.3%	-40.8%	18,100	18,123	0.1%
Operating expenses (1)	(167,982)	(180,091)	(172,693)	-4.1%	2.8%	(331,091)	(352,784)	6.6%
Operating income	60,759	59,759	88,398	47.9%	45.5%	112,477	148,157	31.7%
Income taxes	(8,840)	(10,943)	(23,942)	118.8%	170.8%	(16,451)	(34,885)	112.1%
Non-controlling interest	(1,681)	2,576	(2,426)	-194.2%	44.3%	(1,856)	150	-108.1%
Net income	53,600	46,240	66,882	44.6%	24.8%	97,882	113,122	15.6%

* Includes ASB and Credicorp Capital. Does not include Wealth Management at BCP.
(1) Includes: Salaries and employee’s benefits + Administrative expenses + Assigned expenses + Depreciation and amortization + Tax and contributions + Other expenses.

|	Earnings Release 2Q / 2024	Analysis of 2Q24 Consolidated Results

12. Appendix

12.7.	Table of calculations

Table of calculations (1)
Profitability	Interest earning assets	Cash and due from banks + Total investments + Cash collateral, reverse repurchase agreements and securities borrowing + Loans
	Funding	Deposits and obligations + Due to banks and correspondents + BCRP instruments + Repurchase agreements with clients and third parties + Bonds and notes issued
	Net Interest Margin (NIM)	Net Interest Income (excluding Net Insurance Financial Expenses) Average Interest Earning Assets
	Risk-adjusted Net Interest Margin (Risk-adjusted NIM)	Annualized Net Interest Income (excluding Net Insurance Financial Expenses) − Annualized Provisions Average period end and period beginning interest earning assets
	Funding cost	Interest Expense (Does not Include Net Insurance Financial Expenses) Average Funding
	Core income	Net Interest Income + Fee Income + Net Gain on Foreign exchange transactions
	Other core income	Fee Income + Net Gain on Foreign exchange transactions
	Other non-core income	Net Gain Securities + Net Gain from associates + Net Gain of derivatives held for trading + Net Gain from exchange differences + Other non operative income
	Return on average assets (ROA)	Annualized Net Income attributable to Credicorp Average Assets
	Return on average equity (ROE)	Annualized Net Income attributable to Credicorp Average Net Equity
Portfolio quality	Internal overdue ratio	Internal overdue loans Total Loans
	Non – performing loans ratio (NPL ratio)	(Internal overdue loans + Refinanced loans) Total Loans
	Coverage ratio of internal overdue loans	Allowance for loans losses Internal overdue loans
	Coverage ratio of non – performing loans	Allowance for loans losses Non − performing loans
	Cost of risk	Annualized provision for credit losses on loans portfolio, net of recoveries Average Total Loans
Operating performance	Operating expenses	Salaries and employees benefits + Administrtive expenses + Depreciation and amortization + Association in participation + Acquisition cost
Operating Income

Net interest, similar income, and expenses + Fee income + Net gain on foreign exchange transactions

+ Net gain from associates + Net gain on derivatives held for trading + Net gain from echange differences

Efficiency ratio

Salaries and employee benefits + Administrative expenses + Depreciation and amortization

                                                             + Association in participation

Net interest, similar income and expenses + Fee Income + Net gain on foreign exchange transactions + Net gain from associates+Net gain on derivatives held for trading

+ Result on exchange differences+Insurance Underwriting Result

Capital Adequacy	Liquidity Coverage ratio	Total High Quality Liquid Assets + Min (Total Inflow 30 days ; 75% ∗ Total Outflow 30 days) Total Outflow 30 days
	Regulatory Capital ratio	Regulatory Capital Risk − weighted assets
	Tier 1 ratio	Tier 1(2)
Risk − weighted assets
	Common Equity Tier 1 ratio (3)	Capital + Reserves − 100% of applicable deductions (4) + Retained Earnings + Unrealized gains or losses
Risk − weighted assets

(1) Averages are determined as the average of period-beginning and period-ending balances.
(2) Includes investment in subsidiaries, goodwill, intangibles and deferred tax that rely on future profitability.
(3) Common Equity Tier 1 = Capital Stock + Reserves + Accumulated earnings – Unrealized profits or losses - 100% deductions (investment in subsidiaries, goodwill, intangible assets and deferred tax assets based on future returns).
(4) Includes investment in subsidiaries, goodwill, intangible assets and deferred taxes based on future returns.

|	Earnings Release 2Q / 2024	Analysis of 2Q24 Consolidated Results

12. Appendix

12.8.	Glossary of terms

Term	Definition
AFP	Administradora de Fondo de Pensiones or Private Pension Funds Administrators
BCRP	Banco Central de Reserva del Perú or Peruvian Central Bank
Financially Included	Stock of financially included clients through BCP since 2020. New clients with BCP savings accounts or new Yape affiliates that: (i) Do not have debt in the financial system nor other BCP products in the 12 months prior to their inclusion, and (ii) Have performed at least 3 monthly transactions on average through any BCP channel in the last 3 months
GMV	Gross Merchant Volume
Government Program Loans (“GP” or “GP Loans”)	Loan Portfolio related to Reactiva Peru, FAE-Mype and Impulso Myperu programs to respond quickly and effectively to liquidity needs and maintain the payment chain
MAU	Monthly Active Users
MEF	Ministry of Economy and Finance of Peru
TPV	Total Payment Volume